   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 1997
                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                        SUBURBAN LODGES OF AMERICA, INC.
             (Exact name of Registrant as specified in its charter)

               GEORGIA                               7011                              58-1781184
   (State or other jurisdiction of       (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)         Classification Code Number)            Identification Number)

                1000 Parkwood Circle                                     Mr. David E. Krischer
                      Suite 850                                   President and Chief Executive Officer
               Atlanta, Georgia 30339                                1000 Parkwood Circle, Suite 850
                   (770) 951-9511                                         Atlanta, Georgia 30339
 (Address, including zip code, and telephone number,                           (770) 951-9511
   including area code, of registrant's principal        (Name, address, including zip code, and telephone number,
                  executive offices)                            including area code, of agent for service)

                             ---------------------
                                   Copies to:

              MICHAEL H. TROTTER, ESQ.                                 ALAN J. PRINCE, ESQ.
               KILPATRICK STOCKTON LLP                                    KING & SPALDING
                1100 PEACHTREE STREET                                  191 PEACHTREE STREET
               ATLANTA, GEORGIA 30309                                 ATLANTA, GEORGIA 30303
                   (404) 815-6500                                         (404) 572-4600

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                         Proposed Maximum     Proposed Maximum
 Title of Each Class of Securities     Amount to be     Offering Price per   Aggregate Offering        Amount of
         to be Registered              Registered(1)         Share(2)             Price(2)         Registration Fee
---------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value.......  3,450,000 Shares         $26.75             $92,287,500          $27,965.91
=====================================================================================================================

(1) Includes 450,000 shares that may be purchased pursuant to the over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of determining the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 1997

                                3,000,000 SHARES

                             [SUBURBAN LODGE LOGO]

                        SUBURBAN LODGES OF AMERICA, INC.
                                  COMMON STOCK

     All of the 3,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Suburban Lodges of America, Inc. (the "Company"). The Common Stock is traded on The Nasdaq Stock Market under the symbol "SLAM," and on September 16, 1997, the last reported sale price was $27.13 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==========================================================================================================
                                         Price                 Underwriting             Proceeds to
                                       to Public               Discount(1)               Company(2)
----------------------------------------------------------------------------------------------------------
Per Share......................            $                        $                        $
Total(3).......................            $                        $                        $
==========================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting offering expenses payable by the Company estimated at $325,195.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock at the Price to Public less the Underwriting Discount solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total
     $           , the Underwriting Discount will total $           and the
     Proceeds to Company will total $           . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor at the office of Montgomery Securities on or about
  , 1997.

                            ------------------------

MONTGOMERY SECURITIES
                SMITH BARNEY INC.
                                 J.C. BRADFORD & CO.
                                              LEGACY SECURITIES CORP.

                                           , 1997

                        SUBURBAN LODGES OF AMERICA, INC.
                          SYSTEM-WIDE HOTEL LOCATIONS

               [MAP SHOWING SUBURBAN LODGE HOTEL LOCATIONS AND
                   PICTURES OF THE INTERIOR AND EXTERIOR OF
                            SUBURBAN LODGE HOTELS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION
M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context suggests otherwise, (i) references in this Prospectus to the "Company" or "Suburban" mean Suburban Lodges of America, Inc. and its subsidiaries, and (ii) all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     Suburban Lodges of America, Inc. develops, owns, manages and franchises Suburban Lodge(R) hotels, which are economy extended stay hotels designed to appeal to value-conscious guests seeking to "Lodge for Less."(SM) The Company believes that the Suburban Lodge chain is one of the largest lodging chains (based on number of guest rooms and hotels) devoted to serving the economy extended stay market. Suburban Lodge guest rooms are fully furnished and include a combination living room and bedroom, a bathroom and a fully equipped kitchenette. Weekly maid and linen service, access to cable or satellite television and coin-operated laundromats are also provided to allow guests to stay comfortably for extended periods. Suburban Lodge hotels offer clean, comfortable and attractive accommodations to guests at substantially lower rates than most traditional and other extended stay hotels. Although daily rates are available, substantially all guests pay the Company's weekly rates, which currently range from $139 to $179 per week for single occupancy and from $159 to $199 per week for double occupancy, for the Company's standard size room.

     The extended stay segment of the lodging industry, which includes economy extended stay hotels, is a relatively small but growing segment of the lodging industry. Suburban believes that the extended stay market offers a number of attractive investment characteristics compared to traditional hotels, including higher than industry average occupancy rates and operating margins. Based upon the high occupancy rates of the existing Suburban Lodge hotels and published occupancy rates for other participants in the extended stay market, the Company believes that Suburban Lodge hotels appeal to an underserved and growing segment of guests in the extended stay market, including business travelers (particularly those with limited or no expense accounts), individuals on temporary work assignments, persons between domestic situations, persons relocating or purchasing a home, tourists and other value-conscious customers desiring low-cost, longer-term, quality accommodations with fully equipped kitchenettes.

     The Company owns and operates 24 Suburban Lodge hotels and franchises 12 additional Suburban Lodge hotels located in eight states (collectively, the "Existing Hotels"). The Existing Hotels contain an aggregate of 4,812 guest rooms, have an average of 134 guest rooms and average approximately 2.3 years in age. The Company anticipates that an additional 24 Suburban Lodge hotels (16 Company-owned and eight franchised) will open during the remainder of 1997, resulting in an aggregate of 60 Suburban Lodge hotels by year-end. The Company intends to continue the growth of the Suburban Lodge chain in 1998 by opening approximately 46 additional Suburban Lodge hotels (24 Company-owned and 22 franchised) which would result in a total of 106 Suburban Lodge hotels by the end of 1998. There are currently 28 hotels under construction (17 Company-owned and 11 franchised, the "Construction Hotels"), and sites have been acquired or are under contract for 47 hotels (23 Company-owned and 24 franchised, the "Development Hotels"). There can be no assurance that the Company and its franchisees will be able to complete the development of all of these hotels. See "-- Developments Since Initial Public Offering" and "Risk Factors -- Development Risks."

     The Company's business objective is to become a national provider of economy extended stay hotels. Suburban's growth strategy is to develop additional Company-owned hotels and to franchise the Suburban Lodge concept to independent developers and operators as well as to passive investors who retain the Company to develop and manage their Suburban Lodge hotels. The Company's principal operating strategies are to (i) provide its guests with clean, comfortable and attractive accommodations at weekly rates substantially lower than those offered by most traditional and other extended stay hotels; (ii) control operating costs at each of its hotels and maintain above industry average operating margins and (iii) ensure guest satisfaction through a commitment to customer service.

     The Company believes that the following are important features of the Suburban Lodge system and its hotels:

     - LOW WEEKLY RATES. Suburban Lodge hotels offer weekly rates substantially lower than those offered by most traditional and other extended stay hotels. The average weekly rate for the six months ended June 30, 1997 at all 21 Company-owned hotels open at least one month during the period was $154.91, compared to an equivalent average weekly rate (average daily rate multiplied by seven) of $538.65 for extended stay hotels and $274.96 for lower economy hotels.

     - KITCHENETTES. Each Suburban Lodge guest room contains a fully equipped kitchenette, including a refrigerator, two-burner stove-top, microwave oven and cooking and eating utensils.

     - LONG GUEST STAYS. Suburban designs, markets and prices its guest rooms to appeal to guests staying one week or longer. The Company believes that this strategy results in long guest stays and high occupancies. The average guest stay at the 11 Company-owned hotels open at least one year as of June 30, 1997 was approximately five weeks. Suburban believes that long-term guest stays and the Company's policies of providing weekly rather than daily housekeeping and limited office hours produce significant operating efficiencies.

     - HIGH OCCUPANCY. Average occupancy for the six months ended June 30, 1997 at the 11 Company-owned hotels open at least one year as of the end of the period was 93.4%, which compares favorably to the average occupancy of 79.4% for extended stay hotels and 60.1% for lower economy hotels during the same period. Average occupancy at the 21 Company-owned hotels open at least one month as of June 30, 1997 was 87.0% during the six month period ended June 30, 1997.

     - STANDARD DESIGN AND LOW CONSTRUCTION COSTS. Suburban Lodge hotels are designed and built to uniform plans and specifications developed and periodically refined since 1987. The Company believes that standardization lowers construction costs and establishes consistent quality. The average total investment in the seven Company-owned Existing Hotels opened during 1997 was approximately $3.7 million with a range of approximately $24,600 to $29,400 per guest room, including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs.

     - ATTRACTIVE UNIT ECONOMICS. Suburban believes its hotels have achieved attractive unit level economics. For the three most recently completed Company-owned Existing Hotels with at least one complete quarter of operations as of June 30, 1997, facility level earnings before interest, taxes and depreciation constituted 16.4% (based on annualized second quarter results) of their total development and construction costs, including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs. The Company believes that its hotels' favorable unit economics are due, in part, to the fact that Suburban Lodge hotels reach stabilization in a relatively short period after opening. In the past, Suburban Lodge hotels have reached 90% occupancy within, on average, 90 days of opening.

     - FRANCHISING OPPORTUNITIES. Suburban believes that the combination of its experience in franchising, its relationships with 15 existing franchise groups and the potential attractive return on investment for Suburban Lodge hotels will facilitate the expansion of the Suburban Lodge chain throughout the country.

     Since 1987, the Suburban Lodge system has increased to 36 hotels and has achieved attractive growth, operating results and returns on investment. For the years ended December 31, 1992 through 1996, for hotels open at least one year as of the end of such year (i) average occupancy increased from 93.7% to 94.3%;
(ii) average weekly rates increased from $115.46 to $156.47, and (iii) weekly revenue per available room ("Weekly REVPAR") increased from $108.11 to $147.45. For the six months ended June 30, 1997, average occupancy, average weekly rates and Weekly REVPAR at all 21 Company-owned hotels open at least one month during the period were 87.0%, $154.91 and $133.41, respectively. Weekly REVPAR is determined by dividing room revenue by the number of guest room days available for the period and multiplying by seven.

     The Company was incorporated in Georgia in 1987, and its executive offices are located at 1000 Parkwood Circle, Suite 850, Atlanta, Georgia 30339, and its telephone number is (770) 951-9511.

                   DEVELOPMENTS SINCE INITIAL PUBLIC OFFERING

     Since the Company's initial public offering in May 1996 (the "IPO"), the Company has continued to implement its growth strategy through the following initiatives:

     UNIT EXPANSION. The number of hotels operating in the Suburban Lodge system has increased from 14 (eight Company-owned and six franchised) to 36 (24 Company-owned and 12 franchised), and the aggregate number of guest rooms has increased from 1,778 to 4,812. Further, the Company and its franchisees have begun construction of an additional 28 Suburban Lodge hotels (of which 17 are Company-owned) and development of 47 new Suburban Lodge hotels (of which 23 are Company-owned). The Company also has expanded the number of relationships with franchise groups from six to 15. In addition, the Company has, on appropriate occasions, provided secondary financing to assist franchisees in the development and construction of their Suburban Lodge hotels. In February 1997, the Company acquired four Suburban Lodge hotels from certain of its franchisees and their affiliates.

     INTERIOR CORRIDOR PRODUCT. In connection with the Company's expansion outside of the southern United States, Suburban has developed an interior corridor prototype suitable for use in colder climates. The Company opened its first interior corridor hotel in Newport News, Virginia. Eleven of the Construction Hotels use the interior corridor design. The Company believes that the development and construction costs of these hotels are comparable to recently opened exterior corridor hotels.

     EXPANDED CORPORATE INFRASTRUCTURE. In order to support the Company's recent growth, the Company increased the size of its corporate staff from 17 persons as of March 31, 1996 to 63 persons as of August 31, 1997, including an additional 23 employees in the development and construction departments. These new employees include site selectors, an in-house architect and a civil engineer to help assure consistent, quality development and construction throughout the Suburban Lodge system. The Company also hired a quality assurance manager and a training manager in order to help maintain the quality of the Company's operations as it grows. Additionally, in order to recruit and retain quality personnel at all levels of the Company, Suburban implemented an Employee Stock Purchase Plan (the "Purchase Plan") in January 1997.

     ADDITIONAL FINANCINGS. In order to help fund the Company's growth, the Company completed a public offering of $53.0 million of Common Stock in November 1996 (the "November Offering"). Additionally, the Company obtained a commitment to increase its line of credit (the "Line of Credit") with PNC Bank, Kentucky, Inc. ("PNC") from $25.0 million to $50.0 million and received a preliminary agreement in July 1997 from its lenders to increase the Line of Credit to $150.0 million, which is subject to obtaining other participating lenders and the satisfaction of certain other conditions. There can be no assurance that such lenders will be obtained or that such conditions will be satisfied.

                                  THE OFFERING

Common Stock offered by the Company.............  3,000,000

Common Stock to be outstanding after the
  Offering(1)...................................  15,129,227

Use of proceeds.................................  To finance the development of additional Suburban
                                                  Lodge hotels and for working capital and other
                                                  general corporate purposes. See "Use of Proceeds."

Nasdaq Stock Market symbol......................  SLAM

---------------

(1) Excludes (i) 750,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option and Incentive Award Plan (the "1996 Plan") pursuant to which options to purchase 400,000 shares have been granted, (ii) 100,000 shares reserved for issuance under the Company's Non-Employee Directors' Stock Option and Fee Plan (the "Directors' Plan") pursuant to which options to purchase 9,000 shares have been granted and (iii) 500,000 shares of Common Stock reserved for issuance under the Purchase Plan pursuant to which options to purchase 262,950 shares are outstanding.

                        SUBURBAN LODGES OF AMERICA, INC.
                            AND AFFILIATED ENTITIES

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
            (IN THOUSANDS, EXCEPT SHARE AND CERTAIN OPERATING DATA)

                                                                                                         SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                        JUNE 30,
                                                 -------------------------------------------------    ----------------------
                                                  1992      1993      1994      1995       1996         1996         1997
                                                 -------   -------   -------   -------   ---------    ---------   ----------
STATEMENT OF OPERATIONS:
Revenue:
  Room revenue.................................  $ 2,184   $ 2,893   $ 3,904   $ 4,431   $   7,754    $   3,026   $    8,436
  Other hotel revenue..........................      173       223       290       296         596          214          681
  Franchise and other revenue..................      194       247       151       460         916          513          451
                                                 -------   -------   -------   -------   ---------    ---------   ----------
        Total revenue..........................    2,551     3,363     4,345     5,187       9,266        3,753        9,568
                                                 -------   -------   -------   -------   ---------    ---------   ----------
Expenses:
  Hotel operating expenses.....................    1,058     1,364     1,768     2,072       3,910        1,432        4,330
  Corporate operating expenses.................      378       429       737       883       1,527          597          856
  Related party consulting fees................       --        --        --        17          10           10           --
  Depreciation and amortization................      323       372       416       460         788          247        1,103
                                                 -------   -------   -------   -------   ---------    ---------   ----------
    Total costs and expenses...................    1,759     2,165     2,921     3,432       6,235        2,286        6,289
                                                 -------   -------   -------   -------   ---------    ---------   ----------
Operating income...............................      792     1,198     1,424     1,755       3,031        1,467        3,279
Interest income................................       --        --        --        --         957          139        1,321
Interest expense...............................     (614)     (725)     (936)   (1,098)       (556)        (554)         (12)
                                                 -------   -------   -------   -------   ---------    ---------   ----------
  Income before income taxes (expense) and
    extraordinary income.......................      178       473       488       657       3,432        1,052        4,588
Income tax (expense) benefit(1)................       --        --        14        20      (1,047)        (153)      (1,557)
Extraordinary income from early extinguishment
  of debt......................................       --        --       130        --          --           --           --
                                                 -------   -------   -------   -------   ---------    ---------   ----------
        Net income (loss)......................  $   178   $   473   $   632   $   677   $   2,385    $     899   $    3,031
                                                 =======   =======   =======   =======   =========    =========   ==========
Earnings per common share(2)...................                                                                   $     0.25
Pro forma earnings per share(2)................                                          $    0.31    $    0.14
Weighted average shares outstanding(2).........                                          6,923,956    4,603,957   11,930,781
CASH FLOW DATA:
EBITDA(3)......................................  $ 1,115   $ 1,570   $ 1,840   $ 2,215   $   3,819    $   1,714   $    4,382
Cash flows provided by (used in):
  Operating activities.........................      399       879       929     1,305       3,369        1,384        3,370
  Investing activities.........................      (15)   (2,349)     (651)   (4,791)    (36,357)     (18,282)     (31,405)
  Financing activities.........................     (273)    1,561      (238)    3,707     110,641       43,391      (12,500)
OPERATING DATA:
Number of hotels open at end of period:
  Company-owned................................        3         5         5         6          14            9           22
  Franchised...................................        3         3         4         6          10            8            9
                                                 -------   -------   -------   -------   ---------    ---------   ----------
        System-wide............................        6         8         9        12          24           17           31
                                                 =======   =======   =======   =======   =========    =========   ==========
Company-owned hotels(4):
  Occupancy....................................     92.9%     95.5%     97.7%     95.8%       89.0%        96.1%        87.0%
  Average weekly rate..........................  $116.59   $121.96   $128.69   $136.77     $155.84      $149.13      $154.91
  Weekly REVPAR(5).............................  $108.27   $116.47   $125.74   $130.93     $138.92      $143.26      $133.41
Franchised hotels(4):
  Occupancy....................................     85.9%     96.8%     98.9%     93.2%       86.4%        90.4%        84.1%
  Average weekly rate..........................  $119.15   $123.21   $131.03   $146.34     $167.06      $162.53      $166.89
  Weekly REVPAR(5).............................  $101.57   $119.23   $129.59   $135.44     $145.11      $146.73      $139.86

                                                                                                        JUNE 30, 1997
                                                                                                  -------------------------
                                                                                                   ACTUAL    AS ADJUSTED(6)
                                                                                                  --------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents.....................................................................    $ 37,805      $114,800
Total assets..................................................................................     142,973       219,968
Long-term debt................................................................................      15,000        15,000
Shareholders' equity..........................................................................     125,724       202,719

(Notes on following page)

---------------

(1) Historical financial data for the four years ended December 31, 1995 and the period from January 1, 1996 to the date of the IPO does not include a provision for income taxes for the limited liability companies and partnerships which owned the hotels (the "Affiliated Entities") prior to the IPO because these entities were not subject to income taxes. Income taxes or income tax benefits have been provided for Suburban Lodges of America, Inc. and its subsidiaries where appropriate under Statement of Financial Accounting Standards ("SFAS" 109, "Accounting for Income Taxes") for all periods subsequent to the date of the IPO.

(2) Earnings per common share for the six month period ended June 30, 1997 was computed by dividing net income by the weighted average shares outstanding for the period.

    Prior to May 28, 1996, the assets of the Company were owned and operated by Suburban Lodges of America, Inc. and its affiliates and the Affiliated Entities. The outstanding shares or other equity interests of those entities differed substantially from the shares of common stock of the Company outstanding after the IPO. Accordingly, the Company believes that the presentation of historical per share information for the periods prior to the six months ended June 30, 1997 is not meaningful.

    The pro forma earnings per share of $0.14 per share for the six month period ended June 30, 1996 and $0.31 per share for the year ended December 31, 1996 have been calculated by dividing income before income taxes by the weighted average number of shares of Common Stock deemed to be outstanding during the period. Income before tax has been adjusted to provide for income taxes (approximately $395,000 and $1,287,000 for the six month period ended June 30, 1996 and the year ended December 31, 1996, respectively) assuming a 37.5% effective tax rate. Prior to May 29, 1996, the Company was not fully subject to income taxes because its predecessors included partnerships and limited liability companies; however, if they had been subject to income taxes, pro forma net income after taxes would have been approximately $657,000 and $2,145,000 for the six month period ended June 30, 1996 and the year ended December 31, 1996, respectively, assuming a 37.5% effective tax rate.

(3) EBITDA represents income before interest expense, income taxes (if applicable) and depreciation and amortization. EBITDA is a commonly used financial analysis tool for measuring and comparing lodging companies and other companies with significant amortization and depreciation expense and for analyzing operating performance, leverage and liquidity of such companies. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

(4) Information for the 12 months ended December 31, 1996 and for the six month periods ended June 30, 1996 and 1997 is provided from the beginning of the first calendar month following the date of opening or acquisition of each hotel, and all other information is presented from the date of opening or acquisition.

(5) Weekly REVPAR is determined by dividing room revenue by the number of guest room days available for the period and multiplying by seven.

(6) The as adjusted balance sheet data is presented as if the sale of 3,000,000 shares offered hereby by the Company (at an assumed public offering price of $27.13 per share) and the application of the net proceeds therefrom had occurred on June 30, 1997. See "Use of Proceeds."

                                  RISK FACTORS

     Certain statements in this Prospectus, including projections with respect to the number of hotels and statements included under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, uncertainty as to the Company's future profitability; the ability to meet construction and development schedules and budgets; the ability to develop and implement operational and financial systems to manage rapidly growing operations; the uncertainty as to the consumer demand for economy extended stay lodging; increasing competition in the extended stay lodging market; the ability to obtain financing on acceptable terms to finance the Company's growth strategy; the ability of the Company to operate within the limitations imposed by financing arrangements; and other factors referenced in this Prospectus.

     In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus.

DEVELOPMENT RISKS

     The Company intends to grow primarily by developing and franchising additional Suburban Lodge hotels. Development involves substantial risks, including the risk that development costs will exceed budgeted or contracted amounts, the risk of delays in construction, the risk of failing to obtain all necessary zoning and construction permits, the risk that financing might not be available on favorable terms, the risk that developed properties will not achieve desired revenue or profitability levels once opened, the risk of competition for suitable development sites from competitors which have greater financial resources than the Company, the risk of incurring substantial costs in the event a development project must be abandoned prior to completion, changes in governmental rules, regulations and interpretations and general economic and business conditions. For example, as the Company has expanded, it has begun to rely on union contractors and subcontractors in certain markets for the construction of hotels, which may result in increased construction costs and delays for such hotels. Although the Company intends to manage development to reduce such risks, there can be no assurance that present or future developments will perform in accordance with the Company's expectations. The Company currently intends to complete construction of 16 Company-owned hotels during the remainder of 1997, to complete construction of approximately 24 Company-owned hotels in 1998 and to continue an active development program thereafter. There can be no assurance that the Company will be able to complete all of these hotels or do so on a timely basis or within budget. As of the date of this Prospectus, the hotels currently expected to open in 1998 are in various stages of construction, development or planning, and the Company has acquired or has an option to acquire the sites for 24 of these hotels.

     In general, the Company takes approximately 12 months to develop a Suburban Lodge hotel, including seven to eight months devoted to construction. The Company anticipates that the total cost of each of the 17 Company-owned hotels under construction, including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs, will be approximately $3.9 million (or approximately $29,000 per guest room). The Company anticipates the total aggregate cost to complete construction of all of the Company-owned Construction Hotels will be approximately $66.0 million, of which approximately $15.9 million had already been spent as of June 30, 1997. The Company anticipates that it will cost an additional $95.7 million to open the 24 Company-owned hotels expected to open during 1998. In the past, Suburban Lodge hotels have, on average, reached 90% occupancy within 90 days of opening; however, there can be no assurance that each new hotel will obtain such occupancy level within such time period.

MANAGEMENT OF GROWTH

     Suburban has experienced rapid growth in its revenues, the number of its employees and the scope of its operations. This growth has resulted in, and is expected to continue to create, new and increased responsibili-ties for management personnel, as well as added demands on the Company's operating and financial systems. In addition, as the Company continues to pursue an accelerated expansion strategy through the development and franchising of new Suburban Lodge hotels, new Company-owned and franchised hotels will be opened in geographic markets in which the Company has limited or no previous operating or franchise experience. The Company's growth will depend on the efforts of key management personnel and the Company's ability to attract or develop new management personnel and to integrate these new employees into its overall operations. If the Company is unable to manage growth effectively, the Company's business and results of operations could be materially and adversely affected. See "Business -- Business Strategy."

RISKS OF INDEPENDENT FINANCING

     The Company expects that it will require additional financing over time, the amount of which will depend on a number of factors, including the number of hotels the Company constructs and the cash flow generated by its hotels. The Company has obtained a commitment from PNC to increase the Line of Credit to $50.0 million and received a preliminary agreement in July 1997 from its lenders to increase the Line of Credit to $150.0 million, which is subject to obtaining other participating lenders and the satisfaction of certain other conditions. There can be no assurance that such commitments will be obtained or such conditions will be satisfied. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The terms of any additional financing the Company may be able to procure are unknown at this time. Any future debt financing or issuances of preferred stock by the Company will be senior to the rights of the holders of Common Stock, and any future issuances of Common Stock will result in the dilution of the then-existing shareholders' proportionate equity interests in the Company.

DEPENDENCE ON SENIOR MANAGEMENT

     Suburban's continued success will depend to a significant extent upon the efforts and abilities of its senior management and key employees, including David E. Krischer, the founder, Chairman of the Board, Chief Executive Officer and President of the Company. The loss of Mr. Krischer's services could have a material adverse effect upon the Company; however, the Company carries a $3.0 million key man life insurance policy on Mr. Krischer's life. See
"Management -- Directors and Executive Officers."

CONTROL OF THE COMPANY BY MANAGEMENT

     It is expected that after consummation of the Offering, Mr. Krischer will beneficially own 18.7% of the outstanding shares of Common Stock of the Company and, together with the other executive officers and directors of the Company as a group, will own 24.4% of the outstanding shares of Common Stock. By reason of such holdings, these shareholders acting as a group will be able to exercise significant influence over the affairs and policies of the Company, including the election of the Company's Board of Directors. Subject to the limitations contained in the Line of Credit, the Board of Directors will control the declaration and determination of the size of dividends. See "Dividend Policy."

RISKS ASSOCIATED WITH THE LODGING INDUSTRY

     The economy extended stay segment of the lodging industry, in which the Company operates, may be adversely affected by changes in national or local economic conditions and other local market conditions, such as an oversupply of lodging or a reduction in demand for lodging in a geographic area, changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, prices, construction costs or methods of operation, changes in interest rates, the availability of financing for operating or capital needs and changes in real estate tax rates and other operating expenses. In addition, due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits. These risks may be exacerbated by the relatively illiquid nature of real estate holdings. Downturns or prolonged adverse conditions in real estate or capital markets or in national or local economies or the inability of the Company to dispose of an investment when it finds disposition to be advantageous or necessary could have a material adverse effect on the Company.

COMPETITION IN THE LODGING INDUSTRY

     The lodging industry is highly competitive. Competitive factors within the industry include room rates, quality of accommodations, name recognition, supply and availability of alternative lodging (including short-term lease apartments), service levels, reputation, reservation systems and convenience of location. Each of the Existing Hotels and the Construction Hotels is located, and each of the Development Hotels will be located, in a developed area that includes competing hotels. The number of competitive hotels in a particular area could have a material adverse effect on occupancy, average weekly rates and Weekly REVPAR of the Existing Hotels and the Construction Hotels or hotels developed or acquired in the future. See "Business -- Competition."

     The Company anticipates that competition within the extended stay lodging market will increase substantially in the foreseeable future. A number of other lodging chains and developers are developing extended stay hotels which compete with the Company's hotels. In particular, some of these entities have targeted the economy segment of the extended stay market in which the Company competes. The Company competes for guests and for new development sites with certain of these established entities which have greater financial resources than the Company and better relationships with lenders and real estate sellers. These entities may be able to accept more risk than the Company can prudently manage. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in markets in which the Company competes, thereby materially adversely affecting the Company's business and results of operations.

REAL ESTATE INVESTMENT RISKS

 General Risks

     The Company's investment in its hotels will be subject to varying degrees of risk generally incident to the ownership and operation of real property. The underlying value of the Company's real estate investments is significantly dependent upon its ability to maintain or increase cash provided by operations. The value of the Company's hotels and the income from the hotels may be materially adversely affected by changes in national economic conditions, changes in general or local economic conditions and neighborhood characteristics, competition from other lodging hotels, changes in real property tax rates and in the availability, cost and terms of financing, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, changes in operating expenses, changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, changes in zoning laws and other factors which are beyond the control of the Company.

 Illiquidity of Real Estate

     Real estate investments are relatively illiquid. The ability of the Company to vary its portfolio in response to changes in economic and other conditions will be limited. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of the Company's investment.

 Uninsured and Underinsured Losses Could Result in Loss of Value of Hotels

     Suburban maintains comprehensive insurance on each of its hotels, including liability, fire and extended coverage. The Company believes this coverage is of the type and amount customarily obtained for or by an owner of similar real property assets. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable. The Company uses its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to obtaining appropriate insurance on the Company's hotels at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a loss, would be insufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a hotel after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such hotel.

COMPETITION FOR AND DEPENDENCE ON FRANCHISEES

     One of the Company's sources of revenue is franchise agreements with hotel owners. The Company competes with national and regional brand franchisors, most of which have greater name recognition and financial resources than the Company. Competition for franchisees is intense among national brand franchisors in the lodging industry. Suburban believes that its ability to attract a franchisee is based principally upon both the perceived value and quality of its brand name and services and the potential economic advantages to the hotel owner of retaining the Company's brand name. The Company believes that the perceived value of a brand name to a hotel owner is in part a function of the success of the hotels currently under management. No assurance can be given that the Company will be successful in retaining current or competing for additional franchisees. While the Company does not anticipate that the loss or termination of any single franchise agreement would have a material adverse effect on its operations, the loss of a multi-hotel franchisee could have a material adverse effect on the Company's results of operations. Further, the Company is highly dependent upon the efforts of its franchisees with respect to revenues from franchising operations, particularly with franchisees who manage their own hotels. See "Business -- Business Strategy -- Growth Strategy" and
"Business -- Franchise, Development and Management Agreements."

MARKET CONCENTRATION

     Nineteen of the 36 Existing Hotels are located in the State of Georgia, and 17 of such hotels are located in metropolitan Atlanta. See "Business -- The Hotels." Therefore, adverse events or conditions which affect those areas particularly (such as natural disasters or adverse changes in local economic conditions) could have a pronounced negative impact on the operations of the Company. The Line of Credit contains limitations on the Company's ability to expand in the Atlanta, Georgia and Charlotte, North Carolina areas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

IMPACT OF ENVIRONMENTAL REGULATIONS

     Suburban's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations. In addition, in the event any future legislation is adopted, the Company may from time to time be required to make significant capital and operating expenditures in response to such legislation. Suburban attempts to minimize its exposure to potential environmental liability through its site selection procedures. The Company typically secures an option to purchase land subject to certain contingencies. Prior to exercising such option and purchasing the property, the Company conducts a Phase I environmental assessment (which generally involves a physical inspection and database search, but not soil or groundwater analyses). Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate properly such contaminated property, may materially adversely affect the owner's ability to use or sell such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether such facility is or ever was owned or operated by such person. Certain environmental laws and common-law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws may also impose restrictions on the manner in which property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership and operation of its hotels, the Company may be liable for any such costs. Any potential environmental liability the Company may have solely as a franchisor is less clear; however, the Company's business and results of operations could be materially adversely affected if a franchisee incurred environmental liability. Although the Company has not received any notice of potential liability for environmental cleanups or violations from a federal, state or local government agency and is not currently aware of any material environmental claims pending or threatened against it or any of its franchised hotels, no assurance can be given that such notice will not be served or that a material environmental claim will not be asserted against the Company and its franchised hotels. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect the Company's results of operations and financial condition.

     The initial Phase I groundwater sampling at the Construction Hotel in Columbia (Broad River), South Carolina discloses evidence of a dry-cleaning solvent in the groundwater. The likely source of the solvent is a dry-cleaning facility located upgradient of the site. Based upon a Phase II Survey obtained with respect to this site, the Company does not believe that it will have any material liability in connection with the dry-cleaning solvent; however, there can be no guarantee that the Company will not incur future environmental liabilities arising out of the presence of the solvent or that any such liability would not have a material adverse effect on the future financial condition or results of operations of the Company.

GOVERNMENT REGULATION AND COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT

     The lodging industry is subject to numerous federal, state and local government regulations including those relating to building and zoning requirements. For example, certain communities in the Atlanta metropolitan area have recently enacted new zoning ordinances restricting the development of new extended stay hotels. To date, such ordinances have not had an adverse effect on the Company's business; however, the enactment of new ordinances in other jurisdictions in which the Company intends to develop hotels may have an adverse effect on the Company's expansion plans. Additionally, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. The Company is also subject to federal regulations and certain state laws that govern the offer and sale of franchises. Many state laws impose substantive requirements on franchise agreements, including limitations on non-competition provisions and termination or nonrenewal of a franchise. Some states require that certain materials be approved before franchises can be offered or sold in that state. The failure to obtain approvals to sell franchises or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees could materially adversely affect the Company.

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that the Existing Hotels and the Construction Hotels are substantially in compliance with these requirements, a determination that the Company or one of its franchisees is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the hotels, including changes to building codes and fire and life-safety codes, may occur. If the Company were required to make substantial modifications at its hotels to comply with the ADA or other changes in governmental rules and regulations, the Company's financial condition and ability to develop new hotels could be materially adversely affected.

ANTI-TAKEOVER CONSIDERATIONS

  Staggered Board

     The Company's Board of Directors is divided into three classes serving staggered three-year terms. The terms of the current directors will expire in 1998, 1999 and 2000. The staggered terms of directors may limit the ability of the holders of Common Stock to change control of the Company even if a change of control were in such shareholders' best interests. The foregoing may discourage offers or other bids for the Common Stock at a premium over the market price thereof.

  Articles and Bylaws

     The ownership positions of Mr. Krischer and the other executive officers and directors of the Company as a group, together with the anti-takeover effects of certain provisions in the Company's Articles of Incorporation and Bylaws, may have the effect of delaying, deferring or preventing a change of control of the Company, even if a change of control were in the shareholders' best interests. For example, the Articles of Incorporation require that all shareholder actions must be effected at a duly-called annual or special meeting of shareholders, and the Bylaws require that shareholders follow an advance notification procedure for certain shareholder nominations of candidates for the Board of Directors and for certain other business to be conducted at any meeting of shareholders. In addition, the Company's Articles of Incorporation authorize "blank check" preferred stock, so that the Company's Board of Directors may, without shareholder approval, issue preferred shares through a shareholders' rights plan or otherwise, which could inhibit a change of control.

  Georgia Anti-Takeover Statutes

     The Company has adopted both the fair price and business combinations with interested stockholders provisions of the Georgia Business Corporation Code, which, in general, impose restrictions upon acquirors of 10% or more of the Common Stock. These statutes may delay, defer or prevent a change of control of the Company, even if a change of control were in the shareholders' best interests.

  Rights Agreement

     The Company's Board of Directors has adopted a Rights Agreement (the "Rights Agreement"). Pursuant to the terms of the Rights Agreement, one right (a "Right") has been issued in respect of each outstanding share of Common Stock, and one Right will be issued in respect of each share of Common Stock issued in the Offering. Rights will also attach to shares of Common Stock issued after the Offering but prior to the date on which the Rights are distributed pursuant to the terms of the Rights Agreement. Each Right will entitle the holder thereof to purchase a fraction of a share of the Company's Series A Participating Cumulative Preferred Stock or, in certain instances, Common Stock or stock of the Acquiring Person (as defined below) if, in most instances (i) a third party or group (an "Acquiring Person") acquires beneficial ownership of 15% or more of the Common Stock or (ii) a tender or exchange offer that would result in a person or group becoming an Acquiring Person is commenced. The Rights Plan will be in effect through May 2006 and could have the effect of discouraging offers or other bids for the Common Stock at a premium over the market price thereof.

LIMITED PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     The Common Stock has traded on The Nasdaq Stock Market since May 1996 and has a limited public market history. There can be no assurance that future market prices for the shares will equal or exceed the price to public set forth on the cover page of this Prospectus. The price at which the Common Stock trades depends upon a number of factors, including, but not limited to, the performance of the Company, the Company's historical and anticipated operating results, the trading volume in the Common Stock and general market and economic conditions, some of which factors are beyond the Company's control. Factors, such as quarterly fluctuations in the Company's or its competitors' financial and operating results and developments affecting the Company, its customers or the industry generally, could also cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have affected the market price of many companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $77.0 million ($88.6 million if the Underwriters' over-allotment option is exercised in full), based upon an estimated public offering price of $27.13 per share, the last reported sale price of the Common Stock on The Nasdaq Stock Market on September 16, 1997. The Company intends to use such net proceeds to develop additional Suburban Lodge hotels and for working capital and other general corporate purposes. Pending use of the net proceeds as set forth above, the net proceeds will be invested in interest-bearing, short-term, investment grade securities or money market accounts. Such investments may include, for example, government and government agency securities, prime rated commercial paper, certificates of deposit and interest-bearing bank deposits.

                                DIVIDEND POLICY

     The Company has not paid dividends on its Common Stock. The Board of Directors intends to continue a policy of retaining earnings to finance the Company's growth and, therefore, does not anticipate paying any such dividends in the foreseeable future. In addition, the Line of Credit does, and future financing arrangements may, impose minimum net worth covenants and other limitations that could restrict the Company's right to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on The Nasdaq Stock Market under the symbol "SLAM." The Common Stock began trading on May 23, 1996. The last reported sale price of the Common Stock on The Nasdaq Stock Market on September 16, 1997 was $27.13. The following table sets forth for the periods indicated the high and low closing sale prices of the Common Stock, as reported on The Nasdaq Stock Market. As of September 16, 1997, there were approximately 73 holders of record and 1,970 beneficial owners of the Common Stock.

                                                                PRICE RANGE
                                                              ----------------
                                                               HIGH      LOW
                                                              -------   ------
YEAR ENDED DECEMBER 31, 1996
  Second Quarter (since May 23, 1996).......................   $26.75   $19.63
  Third Quarter.............................................    24.63    17.50
  Fourth Quarter............................................    24.50    15.25
YEAR ENDING DECEMBER 31, 1997
  First Quarter.............................................    21.63    15.63
  Second Quarter............................................    22.50    15.50
  Third Quarter (through September 16, 1997)................    27.13    18.25

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997, and as adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock at an assumed public offering price of $27.13 per share and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the selected financial data, the historical and combined financial statements of the Company and the related notes thereto, which are incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                                                                  JUNE 30, 1997
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt..............................................   $15,000    $ 15,000
Shareholders' equity:
  Preferred Stock, par value $1.00 per share, 5,000,000
     shares authorized; no shares issued and outstanding....        --          --
  Common Stock, par value $0.01 per share, 100,000,000
     shares authorized; 12,129,227 shares issued and
     outstanding; 15,129,227 shares issued and outstanding,
     as adjusted(1).........................................       121         151
Additional paid-in capital..................................   120,558     197,523
Retained earnings...........................................     5,045       5,045
                                                              --------    --------
     Total shareholders' equity.............................   125,724     202,719
                                                              --------    --------
          Total capitalization..............................  $140,724    $217,719
                                                              ========    ========

---------------

(1) Excludes (i) 750,000 shares of Common Stock reserved for issuance under the 1996 Plan pursuant to which options to purchase 400,000 shares are outstanding, (ii) 100,000 shares reserved for issuance under the Directors' Plan pursuant to which options to purchase 9,000 shares are outstanding and
    (iii) 500,000 shares of Common Stock reserved for issuance under the Purchase Plan pursuant to which options to purchase 262,950 shares are outstanding.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

                        SUBURBAN LODGES OF AMERICA, INC.
                            AND AFFILIATED ENTITIES
                (IN THOUSANDS, EXCEPT SHARE AND OPERATING DATA)

     The selected consolidated financial data set forth below has been derived from the historical consolidated financial statements of Suburban Lodges of America, Inc. and Affiliated Entities. The historical consolidated financial statements of Suburban Lodges of America, Inc. and Affiliated Entities for the four years ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent accountants, whose reports thereon are incorporated by reference. The selected data for 1992 and the six month periods ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of Suburban Lodges of America, Inc. In the opinion of management, the unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The consolidated historical results for the six months ended June 30, 1996 and 1997 are not necessarily indicative of the results for a full year. These selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes thereto of Suburban Lodges of America, Inc. and Affiliated Entities incorporated herein by reference.

                                                                                                         SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                        JUNE 30,
                                                 -------------------------------------------------    ----------------------
                                                  1992      1993      1994      1995       1996         1996         1997
                                                 -------   -------   -------   -------   ---------    ---------   ----------
STATEMENT OF OPERATIONS:
Revenue:
  Room revenue.................................  $ 2,184   $ 2,893   $ 3,904   $ 4,431   $   7,754    $   3,026   $    8,436
  Other hotel revenue..........................      173       223       290       296         596          214          681
  Franchise and other revenue..................      194       247       151       460         916          513          451
                                                 -------   -------   -------   -------   ---------    ---------   ----------
        Total revenue..........................    2,551     3,363     4,345     5,187       9,266        3,753        9,568
                                                 -------   -------   -------   -------   ---------    ---------   ----------
Expenses:
  Hotel operating expenses.....................    1,058     1,364     1,768     2,072       3,910        1,432        4,330
  Corporate operating expenses.................      378       429       737       883       1,527          597          856
  Related party consulting fees................       --        --        --        17          10           10           --
  Depreciation and amortization................      323       372       416       460         788          247        1,103
                                                 -------   -------   -------   -------   ---------    ---------   ----------
    Total expenses.............................    1,759     2,165     2,921     3,432       6,235        2,286        6,289
                                                 -------   -------   -------   -------   ---------    ---------   ----------
Operating income...............................      792     1,198     1,424     1,755       3,031        1,467        3,279
Interest income................................       --        --        --        --         957          139        1,321
Interest expense...............................     (614)     (725)     (936)   (1,098)       (556)        (554)         (12)
                                                 -------   -------   -------   -------   ---------    ---------   ----------
  Income (loss) before income taxes and
    extraordinary income.......................      178       473       488       657       3,432        1,052        4,588
Income taxes (benefit)(1)......................       --        --       (14)      (20)      1,047         (153)      (1,557)
Extraordinary income from early extinguishment
  of debt......................................       --        --       130        --          --           --           --
                                                 -------   -------   -------   -------   ---------    ---------   ----------
        Net income (loss)......................  $   178   $   473   $   632   $   677   $   2,385    $     899   $    3,031
                                                 =======   =======   =======   =======   =========    =========   ==========
Earnings per common share(2)...................                                                                   $     0.25
Pro forma earnings per share(2)................                                          $    0.31    $    0.14
Weighted average shares outstanding(2).........                                          6,923,956    4,603,957   11,930,781

CASH FLOW DATA:
EBITDA(3)......................................  $ 1,115   $ 1,570   $ 1,840   $ 2,215   $   3,819    $   1,714   $    4,382
Cash flows provided by (used in):
  Operating activities.........................      399       879       929     1,305       3,369        1,384        3,370
  Investing activities.........................      (15)   (2,349)     (651)   (4,791)    (36,357)     (18,282)     (31,405)
  Financing activities.........................     (273)    1,561      (238)    3,707     110,641       43,391      (12,500)

(Notes on following page)

                                                                                                         SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                        JUNE 30,
                                                 -------------------------------------------------    ----------------------
                                                  1992      1993      1994      1995       1996         1996         1997
                                                 -------   -------   -------   -------   ---------    ---------   ----------
OPERATING DATA:
Number of hotels open at end of period:
  Company-owned................................        3         5         5         6          14            9           22
  Franchised...................................        3         3         4         6          10            8            9
                                                 -------   -------   -------   -------   ---------    ---------   ----------
        System-wide............................        6         8         9        12          24           17           31
                                                 =======   =======   =======   =======   =========    =========   ==========
Company-owned hotels(4):
  Occupancy....................................     92.9%     95.5%     97.7%     95.8%       89.0%        96.1%        87.0%
  Average weekly rate..........................  $116.59   $121.96   $128.69   $136.77     $155.84    $  149.13   $   154.91
  Weekly REVPAR(5).............................  $108.27   $116.47   $125.74   $130.93     $138.92    $  143.26   $   133.41
Franchised hotels(4):
  Occupancy....................................     85.9%     96.8%     98.9%     93.2%       86.4%        90.4%        84.1%
  Average weekly rate..........................  $119.15   $123.21   $131.03   $146.34     $167.06    $  162.53   $   166.89
  Weekly REVPAR(5).............................  $101.57   $119.23   $129.59   $135.44     $145.11    $  146.73   $   139.86

                                                              YEAR ENDED DECEMBER 31,                        JUNE 30,
                                                 -------------------------------------------------    ----------------------
                                                  1992      1993      1994      1995       1996         1996         1997
                                                 -------   -------   -------   -------   ---------    ---------   ----------
BALANCE SHEET DATA:
Cash and cash equivalents......................  $   337   $   428   $   467   $   687   $  78,340    $  27,181   $   37,805
Total assets...................................    5,872     9,097     9,640    15,004     131,000       60,432      142,973
Long-term debt.................................    6,258     9,357    10,072    13,818      15,000           --       15,000
Shareholders' equity...........................     (623)     (512)     (692)      100     112,194       57,961      125,724

---------------

(1) Historical financial data for the four years ended December 31, 1995 and the period from January 1, 1996 to the date of the IPO does not include a provision for income taxes for the Affiliated Entities because these entities were not subject to income taxes. Income taxes or income tax benefits have been provided for Suburban Lodges of America, Inc. and its subsidiaries where appropriate under Statement of Financial Accounting Standards ("SFAS" 109, "Accounting for Income Taxes") for all periods subsequent to the date of the IPO.

(2) Earnings per common share for the six month period ended June 30, 1997 was computed by dividing net income by the weighted average shares outstanding for the period.

    Prior to May 28, 1996, the assets of the Company were owned and operated by Suburban Lodges of America, Inc. and its affiliates and the Affiliated Entities. The outstanding shares or other equity interests of those entities differed substantially from the shares of common stock of the Company outstanding after the IPO. Accordingly, the Company believes that the presentation of historical per share information for the periods prior to the six months ended June 30, 1997 is not meaningful.

    The pro forma earnings per share of $0.14 per share for the six month period ended June 30, 1996 and $0.31 per share for the year ended December 31, 1996 have been calculated by dividing income before income taxes by the weighted average number of shares of Common Stock deemed to be outstanding during the period. Income before tax has been adjusted to provide for income taxes (approximately $395,000 and $1,287,000 for the six month period ended June 30, 1996 and the year ended December 31, 1996, respectively) assuming a 37.5% effective tax rate. Prior to May 29, 1996, the Company was not fully subject to income taxes because its predecessors included partnerships and limited liability companies; however, if they had been subject to income taxes, pro forma net income after taxes would have been approximately $657,000 and $2,145,000 for the six month period ended June 30, 1996 and the year ended December 31, 1996, respectively, assuming a 37.5% effective tax rate.

(3) EBITDA represents income before interest expense, income taxes (if applicable) and depreciation and amortization. EBITDA is a commonly used financial analysis tool for measuring and comparing lodging companies and other companies with significant amortization and depreciation expense and for analyzing operating performance, leverage and liquidity of such companies. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

(4) Information for the 12 months ended December 31, 1996 and for the six month periods ended June 30, 1996 and 1997 is provided from the beginning of the first calendar month following the date of opening or acquisition of each hotel, and all other information is presented from the date of opening or acquisition.

(5) Weekly REVPAR is determined by dividing room revenue by the number of guest room days available for the period and multiplying by seven.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Formed in 1987, the Company presently owns and operates 24 Suburban Lodge hotels and franchises 12 additional Suburban Lodge hotels located in eight states. These Existing Hotels contain an aggregate of 4,812 guest rooms, have an average of 134 guest rooms and average approximately 2.3 years in age. The Company anticipates that an additional 24 Suburban Lodge hotels (16 Company-owned and eight franchised) will open during the remainder of 1997, resulting in an aggregate of 60 Suburban Lodge hotels by year-end. The Company intends to continue the growth of the Suburban Lodge chain in 1998 by opening approximately 46 additional Suburban Lodge hotels (24 Company-owned and 22 franchised), which would result in a total of 106 Suburban Lodge hotels by the end of 1998. There are currently 28 hotels under construction (17 Company-owned and 11 franchised), and sites have been acquired or are under contract for 47 additional hotels (23 Company-owned and 24 franchised). There can be no assurance that the Company and its franchisees will be able to complete the development of all of these hotels. See "Prospectus Summary -- Developments Since Initial Public Offering" and "Risk Factors -- Development Risks."

     The Company's growth strategy is to develop additional Company-owned hotels and to franchise the Suburban Lodge concept to independent developers and operators, as well as to passive investors who retain the Company to develop and manage their Suburban Lodge hotels. The Company has obtained a Line of Credit to fund future development projects and for working capital. Suburban's principal operating strategies are to (i) provide its guests with clean, comfortable and attractive accommodations at weekly rates substantially lower than those offered by most traditional and other extended stay hotels; (ii) control operating costs at each of its hotels and maintain above industry average operating margins and
(iii) ensure guest satisfaction through a commitment to customer service. Given the Company's focus on maintaining competitive prices and the historically high occupancies at the Existing Hotels, the Company's growth is expected to be generated principally by the development of new Company-owned and franchised Suburban Lodge hotels.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated historical operating information for Suburban Lodges of America, Inc. and Affiliated Entities, as a percentage of total revenue, for the periods indicated.

                                                            SUBURBAN LODGES OF AMERICA, INC.
                                                               AND AFFILIATED ENTITIES(1)
                                                         ---------------------------------------
                                                              YEAR ENDED            SIX MONTHS
                                                             DECEMBER 31,         ENDED JUNE 30,
                                                         ---------------------    --------------
                                                         1994    1995    1996     1996     1997
                                                         -----   -----   -----    -----    -----
STATEMENT OF OPERATIONS:
Room revenue...........................................   89.9%   85.4%   83.7%    80.7%    88.2%
Other hotel revenue....................................    6.7     5.7     6.4      5.7      7.1
Franchise and other revenue............................    3.4     8.9     9.9     13.6      4.7
                                                         -----   -----   -----    -----    -----
          Total revenue................................  100.0   100.0   100.0    100.0    100.0
                                                         -----   -----   -----    -----    -----
Hotel operating expenses...............................   40.7    40.0    42.2     38.1     45.3
Corporate operating expenses and related party
  consulting fees......................................   17.0    17.3    16.6     16.2      8.9
Depreciation and amortization..........................    9.6     8.9     8.5      6.6     11.5
                                                         -----   -----   -----    -----    -----
          Total expenses...............................   67.3    66.2    67.3     60.9     65.7
                                                         -----   -----   -----    -----    -----
Operating income.......................................   32.7%   33.8%   32.7%    39.1%    34.3%
                                                         =====   =====   =====    =====    =====

(Note on following page)

     The following table sets forth certain information with respect to hotel level operating performance for the periods indicated, which the Company believes to be important in assessing its operating performance.

                                                            SUBURBAN LODGES OF AMERICA, INC.
                                                               AND AFFILIATED ENTITIES(1)
                                                         ---------------------------------------
                                                              YEAR ENDED            SIX MONTHS
                                                             DECEMBER 31,         ENDED JUNE 30,
                                                         ---------------------    --------------
                                                         1994    1995    1996     1996     1997
                                                         -----   -----   -----    -----    -----
Hotel operating expenses as a percentage of room
  revenue and other hotel revenue......................   42.2%   43.8%   46.8%    44.2%    47.5%
Hotel operating margin.................................   57.8    56.2    53.2     55.8     52.5
                                                         -----   -----   -----    -----    -----
          Total........................................  100.0%  100.0%  100.0%   100.0%   100.0%
                                                         =====   =====   =====    =====    =====

---------------

(1) Information for the Forest Park hotel is included in the data for the six months ended June 30, 1996, from the date of its acquisition by the Company.

Comparison of the six months ended June 30, 1997 to the six months ended June 30, 1996

     Total revenue for the six months ended June 30, 1997 was approximately $9,568,000, which was an increase of $5,815,000, or 154.9%, over the six month period ended June 30, 1996. Room revenue for the period increased by approximately $5,410,000, of which approximately $5,531,000 was attributable to the opening and year to date results for the 11 hotels which opened and the one hotel acquired during or after the quarter ended June 30, 1996, and the partial year to date room revenue for the four hotels acquired in February 1997. In addition, hotels open throughout both periods experienced a decrease in room revenue of $121,000, reflecting a 3.2% decrease in occupancy and a 1.3% decrease in average weekly rate ("AWR"). The decrease in revenue relates primarily to the temporary impact of opening additional Company-owned hotels in cities in which the Company had existing hotels. The increase in total room revenue reflects a 3.9% increase in AWR for all Company hotels from $149.13 to $154.91, which resulted from rate increases at some existing hotels as well as the overall impact of additional deluxe rooms available at all of the hotels opened after June 30, 1996.

     Franchise and other revenue from corporate operations for the six month period ended June 30, 1997, which includes management, franchise and development revenue, was approximately $451,000, compared to $513,000 for the six month period ended June 30, 1996. Franchise revenue for the period increased $104,000, or 65.0%, from $160,000 in 1996 to $264,000 in 1997. The additional franchise revenue reflects initial franchise fees on four new Suburban Lodge hotels opened in 1997, and increased royalties on open hotels, which was partially offset by a decrease in franchise revenue due to the acquisition of four franchised hotels. Development and construction revenue decreased approximately $119,000 due to the Company's focus on development of Company-owned hotels since June 30, 1996.

     Hotel operating expenses increased $2,898,000, or approximately 202.4%, to $4,330,000 for the six month period ended June 30, 1997, from $1,432,000 for the six month period ended June 30, 1996. The majority of this increase, or $2,741,000, reflects the opening and full year to date expenses for 11 hotels opened and the one hotel acquired after the quarter ended March 31, 1996, and the partial year to date expenses for the four hotels acquired in February 1997. In addition, hotels opened throughout both periods experienced an increase in operating expenses of $157,000. Hotel operating margins decreased from 55.8% to 52.5% from June 30, 1996 to June 30, 1997, due primarily to lower revenues and fixed operating costs associated with new hotels which opened after June 30, 1996.

     Depreciation and amortization increased from $247,000 to $1,104,000, principally as a result of the 14 hotels opened or acquired after June 30, 1996.

     Corporate operating expenses increased $259,000, or approximately 43.4%, to $856,000, due to additional staffing in the financial, management and development segments of the business, legal and professional fees associated with being a public company and executive compensation and benefit plans.

     Interest income during the six month period ended June 30, 1997 increased to $1,322,000 from $139,000 during the six month period ended June 30, 1996. The increase is attributable primarily to the interest earned on available proceeds from both the IPO and the November Offering.

     Interest expense during the six month period ended June 30, 1997 decreased to $13,000 from $554,000 during the six month period ended June 30, 1996. The decrease is primarily attributable to the use of a portion of the net proceeds from the IPO to retire all of the then existing debt.

     Income tax expense increased by $1,494,000 as compared to 1996, because the Company became a taxable entity on May 29, 1996.

Comparison of the year ended December 31, 1996 to the year ended December 31,
1995

     Total revenue for the year ended December 31, 1996 was approximately $9,266,000 which was an increase of $4,079,000, or 78.6%, over the year ended December 31, 1995. Room revenue for the period increased by approximately $3,322,000 of which approximately $3,124,000 was attributable to the opening and full year to date results of the Matthews hotel which opened in August 1995, and the partial year room revenue for hotels which opened in 1996, as well as the acquisition of the Forest Park hotel in May 1996. In addition, approximately $198,000 of the increase in revenue was attributable to hotels open throughout both periods, reflecting a 4.9% increase for the year. The increase in total room revenue resulted from a 14.4% increase in AWR from $136.19 to $155.84, which reflects additional revenue at two hotels as a result of the 1996 Olympic Games and an increase in the availability of deluxe rooms at the hotels which opened in 1996. Overall occupancy declined by 8% to 89% because of the ramp-up period associated with the seven new hotels opened in 1996.

     Franchise and other revenue from corporate operations for the year ended December 31, 1996 which includes management, franchise and development revenue, was approximately $917,000, an increase of $456,000, or approximately 98.9%, over the year ended December 31, 1995. Franchise revenue for the year increased $224,000, or approximately 106.6%, from $210,000 in 1995 to $434,000 in 1996.
The additional franchise revenue reflects initial franchise fees on nine new Suburban Lodge hotels opened in 1996 (including four of the 16 hotels acquired concurrently with the IPO (the "Corporate Organization")) and increased royalties on open hotels. Development and construction revenue increased approximately $232,000 due to the accelerated development of additional hotels during 1996, including fees related to four properties to be developed on behalf of third party investors.

     Hotel operating expenses increased $1,837,000, or approximately 88.7%, to $3,910,000 for the year ended December 31, 1996 from $2,072,000 for the year ended December 31, 1995. The majority of this increase, or approximately $1,560,000, reflects the opening and full year expenses for the Matthews hotel and the partial year expenses for the hotels which opened in 1996, and the expenses for the Forest Park hotel. The balance of the increase in hotel operating expenses of $277,000 is related to increases in expenses at hotels open during the entire period for both years. Depreciation and amortization increased $328,000, or approximately 71.4%, principally as a result of the hotels opened in 1996 and the acquisition of the Forest Park hotel. In addition, the Company incurred loan amortization costs associated with the Line of Credit. Facility operating margins decreased from 56.2% to 53.2% from December 31, 1995 to December 31, 1996, due primarily to fixed operating costs associated with new hotels opened in 1996.

     Corporate operating expenses increased $645,000, or approximately 73.1%, to $1,527,000 due to additional staffing in the financial, management and development segments of the business, legal and professional fees associated with being a public company and executive compensation and benefit plans. Interest expense for the year ended December 31, 1996 decreased to $556,000 from $1,098,000 for the year ended December 31, 1995. The decrease is primarily attributable to the use of a portion of the net proceeds from the IPO to retire all the then existing debt.

     Interest income for the year was approximately $956,000 which was primarily earned on available proceeds from both the IPO and the November Offering.

     Income tax expense increased by $1,067,000 as compared to 1995, because the Company became a taxable entity in 1996.

Comparison of the year ended December 31, 1995 to the year ended December 31,
1994

     Total revenue for the year ended December 31, 1995 was approximately $5,187,000, which was an increase of $843,000, or 19.4%, over the year ended December 31, 1994. Room revenue for the period increased by approximately $528,000, of which approximately $354,000 was attributable to the opening of the Matthews hotel in August 1995 and $174,000 was attributable to hotels open throughout both periods. The increase in room revenue for hotels open throughout both periods resulted from a 4.1% increase in Weekly REVPAR from $125.74 to $130.93. The increase resulted from a 6.3% increase in AWR from $128.69 to $136.19, which was partially offset by a slight decrease in occupancy.

     Franchise and other revenue from corporate operations for the year ended December 31, 1995, which includes management, construction and development revenue, was approximately $460,000, an increase of $309,000, or approximately 205.0%, over the year ended December 31, 1994. Franchise revenue for the period increased $96,000, or approximately 98.0%, from $98,000 in 1994 to $194,000 in 1995. The additional franchise revenue reflects two initial franchise fees for hotels which opened in 1995, and increased royalties on open hotels as a result of increases in revenue at these hotels. The franchise component of the Company's business produces a high return as a result of its relatively small incremental overhead. Development and construction revenue from the development of five additional sites acquired or placed under construction during the year for third party franchisees were approximately $44,000 and $116,000, respectively, in 1995, representing an aggregate increase of approximately $154,000 from 1994. Management fees in 1995, for third party management activities, increased to approximately $107,000 from $47,000 in 1994.

     Hotel operating expenses increased $304,000, or approximately 17.2%, to $2,072,000 for the year ended December 31, 1995 from $1,768,000 for the year ended December 31, 1994. More than half the increase, or $166,000, resulted from preparation for the opening and operation of the Matthews hotel. The balance of the increase in hotel operating expenses of $138,000 is related to increases in expenses at hotels open during the entire year. Management's focus on recruiting property managers, expanding compensation and benefit programs, implementing proactive quality assurance programs to ensure all rooms are maintained at quality standards and general increases in utilities and guest supplies were the primary causes for the $138,000 increase in costs. Depreciation and amortization increased $44,000, or approximately 10.6%, principally as a result of the opening of the Matthews hotel.

     Corporate operating expenses and related party consulting fees increased $163,000, or approximately 22.1%, to $900,000. This increase was due to the addition of senior management, including hiring a Chief Financial Officer and Treasurer, a Vice President of Development and a land acquisition specialist, to help prepare for accelerated development and expansion, as well as upgrades in computer systems, corporate advertising and marketing programs and executive compensation and benefit plans.

     Interest expense during 1995 increased $162,000, or approximately 17.3%, to $1,098,000, primarily from an increase in indebtedness associated with the opening of the Matthews hotel. As of December 31, 1995, the Company had outstanding indebtedness on six hotels of $10,668,000. The Company's policy is to capitalize interest expense incurred in connection with the construction and development of Suburban Lodge hotels prior to their opening dates.

Liquidity and Capital Resources

     The Company applied a portion of the net proceeds from the IPO to the repayment of approximately $21.0 million in debt, plus accrued interest, and paid approximately $7.6 million in connection with the acquisition of certain hotels as part of the Corporate Organization, leaving approximately $30.0 million available for development of additional Suburban Lodge hotels and general corporate purposes.

     On November 25, 1996, the Company received approximately $53.0 million in net proceeds in connection with the November Offering. Since the IPO, the Company has used the remaining net proceeds from the IPO, the November Offering, and cash flow from operations to fund development and construction of additional hotels and for working capital. As of September 15, 1997, the Company had outstanding indebtedness of $30.0 million from PNC. On February 28, 1997, the Company acquired four Suburban Lodge hotels from certain of its franchisees and their affiliates and utilized approximately $12.5 million in cash to pay off the existing debt related to such hotels. As of June 30, 1997, the Company had approximately $38.0 million in cash and cash equivalents. These funds are targeted for future acquisitions and construction and development of additional hotels.

     The Company anticipates that the total cost to complete construction of the Company-owned Construction Hotels will be approximately $66.0 million, of which approximately $15.9 million had already been spent as of June 30, 1997. The Company intends to fund the development and construction of these hotels with existing cash balances, proceeds from the Offering, cash flow from operations and borrowings under the Line of Credit. While the Company anticipates that there may be some markets where, due to a number of factors (such as the increased cost of using union subcontractors), its development costs will be higher, overall the Company anticipates that in the immediate future a typical 136-guest room Suburban Lodge hotel will cost approximately $3.9 million (approximately $29,000 per guest room).

     The Company has obtained a commitment from PNC to increase the Line of Credit to $50.0 million and a preliminary agreement from its lenders to increase the Line of Credit to $150.0 million, which is subject to obtaining other participating lenders and the satisfaction of other conditions. As of September 15, 1997, the Company had outstanding indebtedness of $30.0 million from PNC. The Line of Credit matures March 31, 1999, and bears interest, at the Company's option, at (i) the higher of PNC's prime rate, plus three-quarters of one percent or the federal funds rate, plus one and one quarter percent or (ii) the Euro-Rate, plus two and one quarter percent. The Line of Credit is secured by substantially all the assets of the Company. The Line of Credit restricts, among other items, the incurrence of indebtedness, the sale of assets, the incurrence of liens, the concentration of hotel locations and the payment of cash dividends. In addition, the Company is required to satisfy, among other items, certain financial performance criteria, including minimum net worth levels and minimum levels of earnings before interest, taxes, depreciation and amortization. As of June 30, 1997, the Company had $35.0 million available under the Line of Credit.

     In the future, the Company may seek to increase the amount of its credit facilities, negotiate additional credit facilities or issue corporate debt or equity securities. Any debt incurred or issued by the Company may be secured or unsecured, fixed or variable rate interest and may be subject to such terms as the Board of Directors of the Company deems prudent.

     The Company believes that existing cash balances, cash generated from operations, the net proceeds from the Offering and borrowings under the Line of Credit will be sufficient to complete the construction of the 24 Company-owned hotels expected to open during 1998. However, additional capital will be necessary for the Company to execute its long-term development plans.

SEASONALITY

     Management believes that extended stay hotels are not as seasonal in nature as the overall lodging industry due to long-term guest stays. Based upon its past experience, management expects that occupancy and revenues may be lower than normal during the months of November, December and January due to the holiday season. Because many of Suburban's expenses do not fluctuate with occupancy, such declines in occupancy may cause decreases in the Company's quarterly earnings.

INFLATION

     The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the revenue or operating results of the Company. However, inflation in the future could affect the Company's operating or construction costs. See "Risk Factors -- Development Risks."

                                    BUSINESS

OVERVIEW

     The Company develops, owns, manages and franchises Suburban Lodge(R) hotels, which are economy extended stay hotels designed to appeal to value-conscious guests seeking to "Lodge for Less."(SM) The Company believes that the Suburban Lodge chain is one of the largest lodging chains (based on number of guest rooms and hotels) devoted to serving the economy extended stay market. Suburban Lodge guest rooms are fully furnished and include a combination living room and bedroom, a bathroom and a fully equipped kitchenette. Weekly maid and linen service, access to cable or satellite television and coin-operated laundromats are also provided to allow guests to stay comfortably for extended periods. Suburban Lodge hotels offer clean, comfortable and attractive accommodations to guests at substantially lower rates than most traditional and other extended stay hotels. Although daily rates are available, substantially all guests pay the Company's weekly rates, which currently range from $139 to $179 per week for single occupancy and from $159 to $199 per week for double occupancy, for the Company's standard size rooms.

     The extended stay segment of the lodging industry, which includes economy extended stay hotels, is a relatively small but growing segment of the lodging industry. Based upon the high occupancy rates of the Existing Hotels, published occupancy rates for other participants in the extended stay market and industry sources, the Company believes that demand for extended stay hotels compares favorably to the existing supply of hotels in this segment of the market. The Company believes that Suburban Lodge hotels appeal to an underserved and growing segment of guests in the extended stay market. These guests include business travelers (particularly those with limited or no expense accounts), individuals on temporary work assignments, persons between domestic situations, persons relocating or purchasing a home, tourists and other value-conscious customers desiring low-cost, longer-term, quality accommodations with fully equipped kitchenettes, with individuals on temporary work assignments and persons relocating or purchasing a home constituting the two largest groups of guests. Suburban believes that the extended stay market offers a number of attractive investment characteristics compared to traditional hotels, including higher than industry average occupancy rates and operating margins.

     The Company believes that the following are important features of the Suburban Lodge system and its hotels:

     - LOW WEEKLY RATES. Suburban Lodge hotels offer weekly rates substantially lower than those offered by most traditional and other extended stay hotels. The average weekly rate for the six months ended June 30, 1997 at all 21 Company-owned hotels open at least one month during the period was $154.91, compared to an equivalent average weekly rate (average daily rate multiplied by seven) of $538.65 for extended stay hotels and $274.96 for lower economy hotels.

     - KITCHENETTES. Each Suburban Lodge guest room contains a fully equipped kitchenette, including a refrigerator, two-burner stove-top, microwave oven and cooking and eating utensils.

     - LONG GUEST STAYS. Suburban designs, markets and prices its guest rooms to appeal to guests staying one week or longer. The Company believes that this strategy results in long guest stays and high occupancies. The average guest stay at the 11 Company-owned hotels open at least one year as of June 30, 1997 was approximately five weeks.

     - HIGH OCCUPANCY. Average occupancy for the six months ended June 30, 1997 at the 11 Company-owned hotels open at least one year as of the end of the period was 93.4%, which compares favorably to the average occupancy of 79.4% for extended stay hotels and 60.1% for lower economy hotels during the same period. Average occupancy at the 21 Company-owned hotels open at least one month as of June 30, 1997 was 87.0% during the six month period ended June 30, 1997. The Company believes that its high occupancy is primarily a result of a combination of its low weekly rates and its guest room amenities.

     - OPERATING EFFICIENCIES. The Company seeks to minimize costs throughout its operations. Suburban believes that long-term guest stays, weekly rather than daily housekeeping and limited office hours produce significant operating efficiencies. Each Suburban Lodge hotel has a staff of approximately six to eight on-site employees, including a general manager, which is substantially smaller than the staffs at most traditional lodging hotels.

     - STANDARD DESIGN AND LOW CONSTRUCTION COSTS. Suburban Lodge hotels are designed and built to uniform plans and specifications developed and periodically refined since 1987. The Company believes that standardization lowers construction costs and establishes consistent quality. The average total investment in the seven Company-owned Existing Hotels opened during 1997 was approximately $3.7 million with a range of approximately $24,600 to $29,400 per guest room, including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs.

     - ATTRACTIVE UNIT ECONOMICS. Suburban believes its hotels have achieved attractive unit level economics. For the three most recently completed Company-owned Existing Hotels with at least one complete quarter of operations as of June 30, 1997, facility level earnings before interest, taxes and depreciation constituted 16.4% (based on annualized second quarter results) of their total development and construction costs, including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs. The Company believes that its hotels' favorable unit economics are due, in part, to the fact that Suburban Lodge hotels reach stabilization in a relatively short period after opening. In the past, Suburban Lodge hotels have reached 90% occupancy within, on average, 90 days of opening.

     - FRANCHISING OPPORTUNITIES. Suburban believes that the combination of its experience in franchising, its relationships with 15 existing franchise groups and the potential attractive return on investment for Suburban Lodge hotels will facilitate the expansion of the Suburban Lodge chain throughout the country.

BUSINESS STRATEGY

     Suburban's business objective is to become a national provider of economy extended stay hotels. The Company intends to achieve its objective through the execution of its growth and operating strategies.

  Growth Strategy

     Company-owned Development. The Company presently owns and operates 24 Suburban Lodge hotels and franchises 12 additional Suburban Lodge hotels located in eight states. The Existing Hotels contain an aggregate of 4,812 guest rooms, have an average of 134 guest rooms and average approximately 2.3 years in age. The Company anticipates that an additional 16 Company-owned Suburban Lodge hotels will open during the remainder of 1997, resulting in an aggregate of 40 Company-owned Suburban Lodge hotels by year-end. The Company intends to continue the growth of the Suburban Lodge chain in 1998 by opening approximately 24 Company-owned Suburban Lodge hotels, which would result in a total of 64 Company-owned hotels by the end of 1998. There are currently 17 Company-owned hotels under construction, and sites have been acquired or are under contract for 23 Company-owned hotels. In order to increase the pace of development, the Company has been exploring the use of third parties to develop hotels in new markets for the Company. There can be no assurance that the Company will be able to complete the development of all of these hotels. See "Risk
Factors -- Development Risks."

     The Company believes that the depth and experience of its senior management team will be an important factor in executing its growth strategy. David E. Krischer, the Company's founder, Chairman of the Board, Chief Executive Officer and President, developed the Suburban Lodge concept and has overseen the development or acquisition of each of the Company-owned Existing Hotels. In addition, both the Company's Vice President of Operations and its Vice President of Construction have been employed by the Company since its inception. The Company's in-house development team has significant experience in developing Suburban Lodge hotels and supervises all phases of development to ensure on-time construction within budget that meets the Company's standards. This team developed 19 of the Existing Hotels and currently is developing 20 of the Construction Hotels and 26 of the Development Hotels, including three for franchisees who will retain the Company to manage their hotels.

     Suburban has begun, and expects to continue, to develop and operate Company-owned hotels on a nationwide basis. In selecting particular cities, the Company identifies markets that have high levels of employment and metropolitan statistical areas with populations of 150,000 or more. In considering specific development sites, the Company reviews demographic and traffic studies, the availability and pricing of suitable sites, the costs and risks of developing and any other factors deemed relevant, including site selection criteria based on the experience of the Existing Hotels. In particular, the Company looks for sites that are exposed to heavily-traveled thoroughfares with nearby retail and restaurant developments and that are located in areas with a substantial number of employers. In order to obtain desirable sites without delay, the Company may purchase larger sites and sell the excess real estate.

     Suburban has developed uniform plans and specifications for the design of Suburban Lodge hotels. Depending upon site configuration, land costs and climate conditions, each hotel will be constructed using Suburban's two-story or three-story exterior or interior corridor design and is expected to contain between 120 and 150 guest rooms. Once the Company has selected and acquired a site and obtained regulatory permits and approvals, the construction phase of development generally requires approximately seven to eight months, with the entire development process lasting approximately 12 months. Suburban has relationships with several architectural and engineering firms as well as independent general contractors, whose work is supervised by the Company's in-house development team. The Company believes that these relationships facilitate the construction of its hotels.

     Franchising and Third Party Development and Management Activities. In addition to operating Company-owned Suburban Lodge hotels, the Company franchises Suburban Lodge hotels. In particular, the Company franchises the Suburban Lodge system on a nationwide basis to independent developers and operators and to passive investors who retain the Company to develop and manage their Suburban Lodge hotels. Suburban considers its franchisees to be an integral component of its continued growth and believes its relationship with all of its franchisees is excellent. As of September 1, 1997, 15 franchisee groups were operating or developing franchised Suburban Lodge hotels in Alabama, Arizona, Colorado, Florida, Georgia, Kentucky, North Carolina, Ohio, Tennessee and Texas. In addition to the 12 existing franchised hotels, the Company plans to work with its franchisees to open eight franchised Suburban Lodge hotels during the remainder of 1997 and 22 in 1998, although there can be no assurance that all of these hotels will be opened. In addition, the Company has, on appropriate occasions, provided secondary financing to assist franchisees in the development and construction of their Suburban Lodge hotels. See "Risk
Factors -- Development Risks" and "Risk Factors -- Competition for and Dependence on Franchisees."

     Through franchising, the Company intends to accelerate the growth of the Suburban Lodge chain, thereby increasing its market presence and brand awareness in both new and existing markets, while generating incremental revenues at an attractive margin. Further, the Company anticipates that the development of a large network of hotels will result in economies of scale in management, marketing and purchasing. Suburban offers franchising opportunities on a national level and believes that its existing infrastructure and experience in franchising the Suburban Lodge concept will be an important factor in executing its franchising strategy.

     Suburban believes that several aspects of the Suburban Lodge concept should be attractive to franchise prospects, including the depth of the Company's management team and its experience in the economy extended stay market, the competitive pricing and low per guest room development costs of each Suburban Lodge hotel and the potential for a franchisee to receive an attractive return on investment. Management is currently unaware of any lodging competitor that targets franchise opportunities primarily for newly constructed extended stay hotels at a similar price point. The Company also offers development and management services to franchisees who are passive investors for additional fees. See "-- Franchise, Development and Management Agreements -- Fees." The Company's current franchisees have been obtained primarily through referrals. In addition, the Company advertises franchising opportunities at industry trade shows and in industry publications.

  Operating Strategies

     Suburban's principal operating strategies are to (i) provide its guests with clean, comfortable and attractive accommodations at weekly rates substantially lower than those offered by most traditional and other extended stay hotels; (ii) control the operating costs at each of its hotels and maintain above industry average operating margins; and (iii) ensure guest satisfaction through a commitment to customer service. Suburban's principal operating strategy is to offer its guests weekly rates substantially lower than those offered by most traditional and other extended stay hotels. The Company believes that its high occupancy is primarily a result of a combination of its low weekly rates, which appeal to a broad base of potential guests, and its guest room amenities. In addition, Suburban seeks to minimize costs throughout its operations. The Company is able to control its operating costs because it operates each hotel with a staff of approximately six to eight full-time employees, which is smaller than the staffs at most traditional hotels, maintains limited office hours and provides weekly rather than daily housekeeping. In addition, because the average guest stay is approximately five weeks, the Company has been able to minimize its marketing and advertising efforts while maintaining high occupancies. Longer guest stays also reduce guest check-in traffic and the administrative costs of the hotels.

THE HOTELS

     The Existing Hotels are located in eight states, contain an aggregate of 4,812 guest rooms, have an average of 134 guest rooms and average approximately
2.3 years in age. The Construction Hotels and Development Hotels are located in 18 states. A newly developed Suburban Lodge hotel is built using either a two-story or three-story exterior or interior corridor design. The designs have similar architectural styles and guest room floor plans. The majority of Suburban Lodge guest rooms are uniform in size, and weekly rates for single occupancy currently range from $139 to $179, and for double occupancy range from $159 to $199, for standard size rooms. All hotels developed after June 30, 1996, however, include some larger guest rooms for which a range for single occupancy of $169 to $209 is charged, and for which a range for double occupancy of $189 to $229 is charged. Each hotel includes guest rooms, a general manager's apartment, an office and a guest laundry room and offers convenience items for sale to its guests in the front office. Each guest room includes a combination living room and bedroom, a fully equipped kitchenette (including a refrigerator, two-burner stove-top, microwave oven and cooking and eating utensils), a telephone and access to satellite or cable television. Each Suburban Lodge hotel also offers weekly maid and linen service.

     The following tables set forth certain information with respect to the Existing Hotels, Construction Hotels and Development Hotels.

                                                             AVERAGE OCCUPANCY(2)
                                                       --------------------------------
                                                                                SIX         AVERAGE WEEKLY RATE(2)
                                                                              MONTHS      ---------------------------
                                                           YEAR ENDED          ENDED              YEAR ENDED
                                                          DECEMBER 31,       JUNE 30,            DECEMBER 31,
                                  DATE     NUMBER OF   ------------------   -----------   ---------------------------
    EXISTING HOTELS              OPENED    ROOMS(1)    1994   1995   1996   1996   1997    1994      1995      1996
    ---------------              -------   ---------   ----   ----   ----   ----   ----   -------   -------   -------
COMPANY-OWNED:
 Atlanta (Forest Park),
   GA(3).......................   Mar-88       126     99.1%  98.8%  96.9%  99.0%  94.7%  $123.70   $131.47   $147.86
 Atlanta (Fulton Industrial),
   GA..........................   Dec-88       108     99.6   99.2   97.2   99.4   94.0    124.62    129.18    143.69
 Atlanta (Norcross), GA(4).....   Jun-89       129     99.8   97.9   95.7   98.0   94.3    131.15    140.20    152.75
 Birmingham (Oxmoor), AL.......   Jun-90       151     94.3   92.5   92.1   91.8   95.2    128.73    138.04    145.46
 Atlanta (Mableton), GA........   Jun-93        79     97.6   97.1   97.5   98.1   96.5    128.93    130.59    133.63
 Greenville (Mauldin Road),
   SC..........................   Sep-93       130     98.1   97.8   93.3   94.9   84.1    129.44    138.14    149.02
 Charlotte (Matthews), NC......   Aug-95       139            86.6   98.6   99.7   93.7              146.02    168.95
 Atlanta (Lilburn), GA(5)......   Nov-95       132                   92.3   96.7   93.8                        181.40
 Atlanta (Conyers), GA(5)......   Apr-96       138                   72.2   78.3   91.0                        182.51
 Atlanta (Douglasville),
   GA(5).......................   Jun-96       132                   57.8          89.3                        201.70
 Atlanta (Roswell), GA(5)......   Jun-96       134                   70.0          98.4                        206.43
 Louisville (Preston Highway),
   KY..........................   Aug-96       150                   66.8          88.0                        162.37
 Atlanta (Tara Blvd.), GA......   Sep-96       138                   80.4          90.7                        162.19
 Greenville (Wade Hampton
   Blvd.), SC..................   Oct-96       126                   48.9          73.9                        136.32
 Atlanta (Indian Trail), GA....   Nov-96       149                   99.4          93.2                        164.74
 Knoxville (Kingston Pike),
   TN..........................   Dec-96       132                                 56.6
 Atlanta (Northside Drive),
   GA..........................   Jan-97       150                                 87.3
 Chesapeake (Old Greenbrier),
   VA..........................   Feb-97       132                                 60.2
 Atlanta (Gwinnett Place),
   GA..........................   Feb-97       138                                 68.2
 Charlotte (Pressley Rd.),
   NC..........................   Mar-97       132                                 94.4
 Charlotte (University Area),
   NC..........................   Apr-97       138                                 68.7
 Memphis (Hickory Ridge Mall),
   TN..........................   Jun-97       144
 Newport News (Jefferson Ave.),
   VA..........................   Jul-97       134
 Charleston (North), SC........   Aug-97       138
                                             -----
 SUBTOTAL/WEIGHTED AVERAGE.....              3,199     98.0%  96.3%  89.0%  96.1%  87.0%  $127.82   $135.91   $155.84
FRANCHISED(6):
 Birmingham (Riverchase), AL...   Jun-92       122
 Atlanta (Stone Mountain),
   GA..........................   Nov-92       132
 Atlanta (Marietta), GA........   Aug-94       132
 Birmingham (Inverness), AL....   Sep-95       130
 Savannah (Abercorn), GA.......   Mar-96       130
 Atlanta (Lawrenceville), GA...   Jun-96       132
 Atlanta (Decatur), GA.........   Oct-96       133
 Louisville (Jeffersontown),
   KY..........................   Feb-97       144
 Jacksonville (Bay Meadows),
   FL..........................   Apr-97       138
 Atlanta (Woodstock), GA.......   Jul-97       138
 Cincinnati (Florence), KY.....   Aug-97       144
 Valdosta (Mall), GA...........   Aug-97       138
                                             -----
SUBTOTAL/WEIGHTED AVERAGE......              1,613     98.9%  91.6%  86.4%  90.4%  84.1%  $134.03   $150.54   $167.06
                                             -----
SYSTEM-WIDE TOTAL/WEIGHTED
 AVERAGE.......................              4,812     98.2%  94.6%  87.8%  94.1%  85.9%  $129.67   $141.24   $160.85
                                             =====


                                 AVERAGE WEEKLY RATE(2)             WEEKLY REVPAR(2)
                                 -----------------   -----------------------------------------------
                                    SIX MONTHS               YEAR ENDED               SIX MONTHS
                                  ENDED JUNE 30,            DECEMBER 31,            ENDED JUNE 30,
                                 -----------------   ---------------------------   -----------------
    EXISTING HOTELS               1996      1997      1994      1995      1996      1996      1997
    ---------------              -------   -------   -------   -------   -------   -------   -------
COMPANY-OWNED:
 Atlanta (Forest Park),
   GA(3).......................  $146.74   $151.16   $122.59   $129.89   $143.38   $145.25   $143.12
 Atlanta (Fulton Industrial),
   GA..........................   142.20    144.23    124.12    128.15    139.73    141.37    135.51
 Atlanta (Norcross), GA(4).....   149.48    148.01    130.88    137.23    146.13    146.51    139.58
 Birmingham (Oxmoor), AL.......   143.46    145.86    121.39    127.68    134.07    131.65    138.73
 Atlanta (Mableton), GA........   134.81    139.03    125.83    126.80    130.30    132.16    134.11
 Greenville (Mauldin Road),
   SC..........................   146.72    144.71    126.98    135.10    139.13    139.16    121.89
 Charlotte (Matthews), NC......   164.65    173.12              126.45    166.58    164.07    162.17
 Atlanta (Lilburn), GA(5)......   174.89    164.46              113.06    166.99    169.10    154.07
 Atlanta (Conyers), GA(5)......   164.69    145.44                         98.73    128.87    132.44
 Atlanta (Douglasville),
   GA(5).......................             144.51                        112.62              128.66
 Atlanta (Roswell), GA(5)......             188.63                        140.77              185.38
 Louisville (Preston Highway),
   KY..........................             155.33                        100.52              136.75
 Atlanta (Tara Blvd.), GA......             159.42                        130.40              144.50
 Greenville (Wade Hampton
   Blvd.), SC..................             147.10                         66.66              108.57
 Atlanta (Indian Trail), GA....             175.55                        163.75              163.59
 Knoxville (Kingston Pike),
   TN..........................             146.68                                             81.61
 Atlanta (Northside Drive),
   GA..........................             154.37                                            134.19
 Chesapeake (Old Greenbrier),
   VA..........................             149.58                                             89.29
 Atlanta (Gwinnett Place),
   GA..........................             191.73                                            126.97
 Charlotte (Pressley Rd.),
   NC..........................             156.42                                            147.66
 Charlotte (University Area),
   NC..........................             171.78                                             79.11
 Memphis (Hickory Ridge Mall),
   TN..........................
 Newport News (Jefferson Ave.),
   VA..........................
 Charleston (North), SC........
 SUBTOTAL/WEIGHTED AVERAGE.....  $149.13   $154.91   $125.19   $130.76   $138.92   $143.26   $133.41
FRANCHISED(6):
 Birmingham (Riverchase), AL...
 Atlanta (Stone Mountain),
   GA..........................
 Atlanta (Marietta), GA........
 Birmingham (Inverness), AL....
 Savannah (Abercorn), GA.......
 Atlanta (Lawrenceville), GA...
 Atlanta (Decatur), GA.........
 Louisville (Jeffersontown),
   KY..........................
 Jacksonville (Bay Meadows),
   FL..........................
 Atlanta (Woodstock), GA.......
 Cincinnati (Florence), KY.....
 Valdosta (Mall), GA...........
SUBTOTAL/WEIGHTED AVERAGE......  $162.53   $166.89   $132.56   $137.89   $145.11   $146.73   $139.86
SYSTEM-WIDE TOTAL/WEIGHTED
 AVERAGE.......................  $154.10   $158.85   $127.36   $133.04   $141.74   $144.89   $135.39

(Notes on following page)

                                                                                   NUMBER OF        ESTIMATED
                   CONSTRUCTION HOTELS(7)                          LOCATION          ROOMS           OPENING
                   ----------------------                     -------------------  ---------   --------------------
COMPANY-OWNED:
  Virginia Beach............................................  Virginia Beach, VA       144     Third Quarter 1997
  Dayton South..............................................  Dayton, OH               129     Third Quarter 1997
  Fairfield.................................................  Cincinnati, OH           131     Fourth Quarter 1997
  Eastland..................................................  Columbus, OH             139     Fourth Quarter 1997
  Indianapolis Northwest....................................  Indianapolis, IN         132     Fourth Quarter 1997
  Chattanooga...............................................  Chattanooga, TN          132     Fourth Quarter 1997

  Hazelwood.................................................  St. Louis, MO            136     Fourth Quarter 1997
  Mobile....................................................  Mobile, AL               132     Fourth Quarter 1997
  St. Charles...............................................  St. Louis, MO            133     Fourth Quarter 1997
  San Antonio North.........................................  San Antonio, TX          137     Fourth Quarter 1997
  Northwest Franklin........................................  Columbus, OH             129     Fourth Quarter 1997
  Jackson...................................................  Jackson, MS              132     Fourth Quarter 1997
  Broad River...............................................  Columbia, SC             132     Fourth Quarter 1997
  Dallas North Central......................................  Dallas, TX               144     Fourth Quarter 1997
  Northland.................................................  Columbus, OH             132     Fourth Quarter 1997
  Indianapolis East.........................................  Indianapolis, IN         135     Fourth Quarter 1997
  Downers Grove.............................................  Chicago, IL              132     First Quarter 1998
                                                                                     -----
        SUBTOTAL............................................                         2,281
                                                                                     -----
FRANCHISED:
  Harding Place.............................................  Nashville, TN            126     Third Quarter 1997
  Montgomery Mall...........................................  Montgomery, AL           144     Third Quarter 1997
  Bragg Blvd................................................  Fayetteville, NC         144     Fourth Quarter 1997
  Pineville.................................................  Charlotte, NC            137     Fourth Quarter 1997
  Albany Mall...............................................  Albany, GA               138     Fourth Quarter 1997
  Arlington South...........................................  Dallas, TX               132     Fourth Quarter 1997
  Savannah Airport..........................................  Savannah, GA             138     Fourth Quarter 1997
  Arlington North...........................................  Dallas, TX               137     Fourth Quarter 1997
  Augusta West..............................................  Augusta, GA              138     First Quarter 1998
  Eagle.....................................................  Eagle, CO                118     First Quarter 1998
  Garner....................................................  Garner, NC               144     First Quarter 1998
                                                                                     -----
        SUBTOTAL............................................                         1,496
                                                                                     -----
          TOTAL.............................................                         3,777
                                                                                     =====

DEVELOPMENT HOTELS:
-------------------
LOCATION                                                      COMPANY   FRANCHISED
-------------------                                           -------   ----------
Athens, GA..................................................     0           1
Atlanta, GA.................................................     0           5
Austin, TX..................................................     1           0
Birmingham, AL..............................................     0           1
Chicago, IL.................................................     2           0
Cincinnati, OH..............................................     2           0
Dallas, TX..................................................     2           0
Denver, CO..................................................     4           1

Dothan, AL..................................................     0           1
El Paso, TX.................................................     1           0
Greensboro, NC..............................................     0           1
Houston, TX.................................................     3           1
Jacksonville, FL............................................     0           2
Louisville, KY..............................................     0           1
Macon, GA...................................................     0           1
Melbourne, FL...............................................     0           1
Memphis, TN.................................................     0           2
Minneapolis, MN.............................................     2           0
Nashville, TN...............................................     0           1
Orlando, FL.................................................     0           2
Phoenix, AZ.................................................     0           1
Richmond, VA................................................     1           1
Salt Lake City, UT..........................................     2           0
San Antonio, TX.............................................     2           0
Stuart, FL..................................................     0           1
Winston-Salem, NC...........................................     1           0
                                                                --          --
        TOTAL...............................................    23          24
                                                                ==          ==

(Notes on following page)

---------------

(1) The number of guest rooms does not include the general manager's apartment.
(2) Information for the year ended December 31, 1996 and for the six months ended June 30, 1996 and 1997 is provided from the beginning of the first calendar month following the date of opening or acquisition of each hotel, and all other information is presented from the date of opening or acquisition.
(3) The Forest Park hotel was acquired by the Company from an unrelated third party for $3.8 million in cash as part of the Corporate Organization. However, this hotel has been managed by the Company since its opening in March 1988 and is therefore treated as a Company-owned hotel in this table.
(4) In the third quarter of 1997, the Company incurred approximately $157,000 of capital expenditures in connection with the renovation of this property. The Company has not incurred similar expenses at the other Company-owned Existing Hotels.
(5) Information for these hotels reflects the impact of the 1996 Olympic Games on the occupancy and room revenue for these hotels.
(6) Individual hotel information has not been provided for the franchised hotels due to non-disclosure agreements between the Company and its franchisees.
(7) The Company believes that each of the Construction Hotels will open during the calendar quarter indicated. However, the Company and its franchisees may not be able to complete the development of all of these hotels on schedule. See "Risk Factors -- Development Risks."

OPERATING PRACTICES

     The Company has managed Suburban Lodge hotels since 1988, when the first hotel was opened, and is currently managing the 24 Company-owned Existing Hotels. Each Suburban Lodge hotel has a general manager, who resides on-site and is responsible for the overall operation of the hotel, and an assistant manager. Managers are trained in all aspects of hotel operations, with particular emphasis placed on customer service, and are given broad authority to make day-to-day operating decisions. Managers are supervised through the Company's management information systems and on-site audits by area managers. Area managers are assigned to zones that typically include four to six hotels and visit and inspect each hotel in their respective zone on a regular basis to ensure that consistency and quality standards are being satisfied. Incentive programs allow managers to earn bonuses based on achievement of monthly budgets set for each hotel and upon performance and occupancy rates. In addition, the employees of each hotel compete against the Company's other hotels for awards based upon occupancy and their overall performance. To the extent possible, the Company intends to promote managers from within its organization. As part of its ongoing training program, the Company requires that each manager attend training sessions to discuss improvement of property performance and safety and current industry developments.

     Each hotel utilizes the Company's proprietary software package that processes all on-site transactions and maintains financial records. The software provides on-site management with updated information on items such as available guest rooms, guest rooms needing cleaning or repairs, room charges due and guest payment history. Each hotel is connected by modem to Suburban's corporate office in Atlanta, and operating results are compiled and reviewed on a regular basis. The corporate office purchases supplies, pays virtually all property expenses and prepares monthly financial statements for all properties managed by the Company.

     Suburban collects data about each of its guests, including their occupation, permanent residence, length of stay and how they learned about the hotel. The Company uses this information as part of its market research and in the preparation of advertising and sales materials for each hotel. In order to sustain and improve upon the high level of demand historically experienced at the hotels, Suburban employs various marketing techniques, which include billboard, print (including yellow pages and newspapers) and radio advertising, as well as direct marketing by area and general managers to local employers, and its 24-hour 1-800 guest information line (1-800-951-STAY).

     The Company is committed to keeping each of its hotels well maintained and in good condition. Due to the historically high occupancy levels at the Company-owned Existing Hotels, the Company has adopted a policy of refurbishing guest rooms on an "as-needed" basis. During the three-year period ended December 31, 1996, maintenance and repair expenses for the Company-owned Existing Hotels (exclusive of the Forest Park hotel) represented 3.8% to 5.0% of room revenues per year for the Company-owned hotels open for the entire 12 months during each year. During the six months ended June 30, 1997, maintenance and repair expenses for the 12 Company-owned Existing Hotels open for the entire six month period represented 4.2% of room revenues for such period.

FRANCHISE, DEVELOPMENT AND MANAGEMENT AGREEMENTS

  Franchise Agreements

     General. The Company enters into single unit franchise agreements with its franchisees for the construction of a Suburban Lodge hotel over a defined period of time at a specific site. The Company's current franchise agreement provides for an initial term of ten years and three months, with a ten-year renewal option subject to several conditions, including the requirement that the franchisee modernize or contract to modernize its hotel and that it pay the Company an administrative fee equal to 10% of the initial franchise fee specified in the then-current franchise agreement. Each franchise agreement provides the franchisee with a protected territory, in which Suburban agrees not to construct, operate or grant others the right to construct or operate a business using Suburban's trade names, trademarks, servicemarks or other indicia of origin.

     Fees. Under the current Suburban Lodge franchise agreement, the franchisee is required to pay an initial franchise fee for a single hotel equal to the greater of $30,000 or $225 per guest room. Beginning three months after operations commence, the franchisee is required to pay the Company a monthly royalty fee of four percent of gross revenues. Upon notice from Suburban, all franchisees are also required to pay an advertising and marketing fee of one percent of gross revenues and a reservations/referral fee of one percent of gross revenues, to cover the franchisee's share of the costs incurred by Suburban in providing these services. The Company may increase these fees under certain conditions.

     Services. The Company has prepared comprehensive materials and provides services to assist each franchisee in developing and operating a Suburban Lodge hotel. These materials and services include development and operating manuals, pre-opening and ongoing training for the franchisee and its general manager, proprietary operating software designed specifically for the operation of a Suburban Lodge hotel, prototype architectural plans and specifications (which offer a choice between Suburban's two-story and three-story structure), a 24-hour 1-800 guest information line (with "fax on demand" capability which allows a potential guest to receive locator maps and brochures), semi-annual inspections by Suburban's corporate staff to ensure quality control and advertising materials and layouts.

     Franchisee Training and Support. An important element of Suburban's franchise program is the training it provides to each franchisee. The Company must approve each franchisee's selection of a general manager, who is required to complete satisfactorily the Company's training program. In addition, the Company provides between six to ten days of training to a franchisee with respect to its first hotel, between three to five days of training for each additional hotel and ongoing supervision thereafter. The Company maintains regular communication with its franchisees to relay operating and marketing information.

     Quality Control. To maintain quality and consistency within the Suburban Lodge system, the current franchise agreement specifies certain management, operational, maintenance, record-keeping, accounting, reporting and marketing standards and procedures with which each franchisee must comply. Each franchisee is also obligated to comply with Suburban's standards with respect to the training of operational personnel, safety, maintaining specified insurance, the type of ancillary services and products which may be provided, the display of signs and the type, quality and age of furniture, fixtures and equipment to be included in the guest rooms and throughout the hotel. To ensure compliance with Suburban's quality control standards, the Company's corporate staff conducts periodic inspections of its franchised hotels.

     Reporting. Each franchised hotel's operating system is connected via modem to the Company's central system, which allows Suburban to download sales and other operating information on a regular basis.

     Termination. Suburban has the right to terminate a franchise agreement for a variety of reasons, including a franchisee's failure to make payments when due or comply with its other covenants under the franchise agreement, its failure to adhere to the Company's policies and standards or its failure to comply with any applicable laws in its operation of the hotel. Upon termination resulting from a breach of the franchise agreement by a franchisee, the Company may purchase the hotel at fair market value less liquidated damages and other amounts which the franchisee may owe the Company. The franchisee may terminate the agreement only if the Company materially breaches the franchise agreement (and fails to cure such breach), and only by providing the Company with a six-month notice of termination. Many state franchise laws limit the ability of a franchisor to terminate or refuse to renew a franchise. Suburban does not anticipate that the termination of any single franchise agreement would have a material adverse effect on its financial condition or results of operations.

     Covenants. During the term of the agreement, each franchisee agrees not to engage as an owner, operator or in any managerial capacity in any other economy extended stay lodging business. Each franchisee also agrees not to divulge any Company trade secrets or any information received from the Company's confidential operating manual.

     Right of First Refusal. If a franchisee desires to sell an interest in the agreement or the hotel, the franchisee must first notify Suburban in writing of such intention and offer to sell such interest to the Company upon terms and conditions at least as favorable as those offered by a third party. If the Company and the franchisee cannot agree within 30 days of such notice on the terms and conditions of such sale, or if the Company chooses not to acquire such interest, the franchisee may then sell the interest to a third party on such terms and conditions, provided that the sale is made within 180 days after the expiration of any offer to the Company and that the hotel continues to be operated pursuant to the Suburban Lodge system.

  Development Agreements

     The Company, in accordance with the terms of its current Development and Design/Build Agreement, may perform development and design services for its franchisees who are passive investors, including the recommendation of possible sites, the negotiation for the purchase of sites, securing the services of engineers, architects and other professionals, the preparation of preliminary design documents and design/build budgets, the negotiation with contractors and the overall monitoring of the development and construction of the Suburban Lodge hotel. The franchisee pays for the cost of all services and expenditures associated with the construction of the hotel, including development fees to the Company. The agreement terminates upon the completion of the services described, or upon termination of the franchise agreement, whichever occurs first. In addition, in the event either party fails to perform substantially under the agreement, the party not at fault may terminate the agreement upon seven days' written notice. The Company is developing five Suburban Lodge hotels for passive investors pursuant to the terms of its standard Development and Design/Build Agreement.

  Management Agreements

     The Company, upon request, will manage franchised Suburban Lodge hotels for its franchisees pursuant to a management agreement between the Company and the franchisee. The Company's current Management Agreement has a five-year term, which is automatically renewed for successive terms unless terminated upon 120 days' written notice. Under the agreement, the Company, in addition to providing certain pre-opening services, operates and manages the hotel and, among other duties, is responsible for all personnel decisions, the negotiation of operating leases and contracts, the preparation of advertising campaigns, the payment of taxes and the general maintenance of the hotel. Suburban also maintains the right to determine all operating policies affecting the appearance of the hotel, the maintenance of the hotel and its standards of operation, the quality of services and other matters affecting customer satisfaction. The agreement is terminable if either party fails to perform any material term or condition under the agreement and fails to cure after notice from the non-defaulting party, if either party files for bankruptcy or upon the destruction or condemnation of the hotel. In addition to a fixed fee for pre-opening services, Suburban will charge a management fee equal to five percent of the hotel's monthly gross revenues. As of the date of this Prospectus, the Company has five Management Agreements in effect.

     The hotel owner is obligated to indemnify the Company against certain liabilities arising out of the financing of the hotel, unless such liabilities result from the negligence, fault, misrepresentation, omission or misconduct of the Company, its agents or employees. In addition, to the extent not covered by insurance, the hotel owner is obligated to indemnify the Company against certain liabilities occasioned by the negligence, fault, omission or other tortious conduct of the hotel owner, its agents, employees and contractors. Similarly, to the extent not covered by insurance, the Company is obligated to indemnify the hotel owner against certain liabilities occasioned by the negligence, fault, omission or other tortious conduct of the Company, its employees, agents, business invitees (except guests) or contractors.

COMPETITION

     The lodging industry is highly competitive. Competitive factors within the industry include room rates, quality of accommodations, name recognition, supply and availability of alternative lodging, including short-term lease apartments, service levels, reputation, reservation systems and convenience of location. Each of the Existing Hotels and Construction Hotels is located, and each of the Development Hotels will be located, in a developed area that includes competing hotels, including both traditional hotels and other extended stay hotels. The number of competitive hotels in a particular area could have a material adverse effect on occupancy, AWR and Weekly REVPAR of the Existing Hotels and the Construction Hotels or properties developed or acquired in the future. See
"-- The Hotels."

     The Company anticipates that competition within the extended stay lodging market will increase substantially in the foreseeable future. A number of other lodging chains and developers are already developing extended stay hotels which may compete with the Company's hotels. In particular, some of these entities have targeted the economy segment of the extended stay market in which the Company competes. The Company may compete for guests and for development sites with certain of these established entities which have greater financial resources than the Company and better relationships with lenders and real estate sellers. These entities may be able to accept more risk than the Company can prudently manage. Further, new or existing competitors might reduce their rates or offer greater convenience, services or amenities or expand or improve hotels in markets in which the Company competes, thereby adversely affecting the Company's business and results of operations. See "Risk Factors -- Competition in the Lodging Industry."

EMPLOYEES

     As of August 31, 1997, Suburban employed 256 persons. Suburban expects that it will increase the number of its employees as it expands its business. The Company's employees are not subject to any collective bargaining agreements, and management believes that its relationship with its employees is good.

LEGAL PROCEEDINGS

     Suburban is not a party to any litigation or claim, and, to date, no claims have had a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Certain information regarding the directors and executive officers of the Company is set forth in the table below.

                                                                                             TERM
NAME                              AGE                    POSITION                   CLASS   EXPIRES
----                              ---                    --------                   -----   -------
David E. Krischer...............  48    Chairman of the Board, Chief Executive       III     1999
                                          Officer and President
Dan J. Berman...................  33    Vice President -- Franchising and Director   III     1999
Seth H. Christian...............  32    Vice President -- Operations
Terry J. Feldman................  54    Vice President, Chief Financial Officer       --       --
                                          and Treasurer
G. Hunter Hilliard..............  55    Vice President -- Construction                --       --
Kevin R. Pfannes................  43    Vice President -- Development and             --       --
                                        Secretary
James R. Kuse...................  67    Director                                      II     1998
Michael McGovern................  54    Director                                      II     1998
John W. Spiegel.................  56    Director                                       I     2000

     DAVID E. KRISCHER. Mr. Krischer formed the Company in 1987 to develop a national chain of economy extended stay hotels and has served as its President and Chairman since inception. Mr. Krischer has over 15 years of experience in real estate development, has been involved in the hospitality industry for nearly 11 years and currently is the Chairman of the Extended Stay Lodging Council, a division of the American Hotel & Motel Association. From 1974 to 1986, he was a partner with two Atlanta law firms, Arrington, Rubin, Winter, Krischer & Goger and Costanzo & Krischer, where his practice focused on general business and real estate law and real estate syndication.

     DAN J. BERMAN. Mr. Berman joined the Company in September 1993 as its Vice President -- Franchising and was elected as a Director in March 1996. Prior to joining the Company in 1993, Mr. Berman practiced commercial law in New York City with the firm Young and Young from September 1990 to May 1993. Mr. Berman received the degrees of Juris Doctor and Master of Business Administration from Emory University Law and Business Schools in 1990.

     SETH H. CHRISTIAN. Mr. Christian joined the Company in November 1987 and was elected Vice President -- Operations in January 1989. From 1983 through 1987, he served as General Manager of Hotel/Restaurant Management, Inc., an Atlanta-based hospitality company. Mr. Christian is a member of the Board of Directors of the Arthritis Foundation, Georgia Chapter. Mr. Christian received a Bachelor of Arts in economics from Georgia State University in 1988.

     TERRY J. FELDMAN. Mr. Feldman joined the Company in January 1995 as its Treasurer and Chief Financial Officer and was elected Vice President in March 1996. He has over 30 years of experience in real estate accounting and finance. Prior to joining the Company, Mr. Feldman served as the Vice President and Chief Financial Officer of Unity Mortgage, Inc., a home mortgage lender, from July 1992 to July 1994. Mr. Feldman served as the Vice President and Chief Financial Officer of Anderson Properties, Inc., a commercial real estate company in Atlanta, from 1984 to 1992. From 1977 to 1984, he served in treasury and financial planning capacities at Days Inns of America, Inc. Mr. Feldman is a Certified Public Accountant.

     G. HUNTER HILLIARD. Mr. Hilliard joined the Company in April 1987 as its Vice President -- Construction. In addition, since 1980, Mr. Hilliard has been the sole shareholder and Secretary of Acreage Investment Corporation, a real estate and construction consulting firm. He has over 25 years of experience in the development and construction of single and multi-family housing, retail centers and office space.

     KEVIN R. PFANNES. Mr. Pfannes joined the Company in January 1996 and was elected Vice President -- Development in February 1996. He has 18 years of legal and business experience in the development, acquisition, leasing and financing of a broad range of commercial real estate transactions. From July 1992 through January 1995, Mr. Pfannes served as real estate counsel and Director of Operations of General Innkeeping Acceptance Corporation, a wholly-owned subsidiary of Holiday Inns, Inc., which provided financing for Holiday Inn hotels. From January 1986 to July 1992, Mr. Pfannes was a self-employed attorney, and his practice focused on commercial real estate matters. From 1979 to 1984, Mr. Pfannes worked for the Chicago law firm of Rooks, Pitts and Poust, where his practice focused on real estate and lending matters.

     JAMES R. KUSE. Mr. Kuse was elected as a Director of the Company in May 1996. Mr. Kuse has been the Chairman of the Board of Directors of Georgia Gulf Corporation since January 1985. From February 1989 through February 1991, Mr. Kuse also served as the Chief Executive Officer of Georgia Gulf Corporation. Mr. Kuse also serves as a Director of Rhodes, Inc. and Green Capital Investors.

     MICHAEL MCGOVERN. Mr. McGovern was elected as a Director of the Company in May 1996. Since 1975, Mr. McGovern has been the President and a Director of McGovern Enterprises, Inc., a company which provides corporate, financial and real estate advisory services throughout the United States.

     JOHN W. SPIEGEL. Mr. Spiegel was elected as a Director of the Company in May 1996. Since 1985, Mr. Spiegel has served as Executive Vice President and Chief Financial Officer of SunTrust Banks, Inc. He has also served as Treasurer of Trust Company of Georgia since 1978 and is an officer and director of various subsidiaries of SunTrust Banks, Inc. Mr. Spiegel is also a member of the Board of Directors of Rock-Tenn Company and ContiFinancial Corporation.

COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. The Audit Committee consists of Messrs. Kuse, Spiegel and Krischer. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and the results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls.

     Compensation Committee. The Compensation Committee consists of Messrs. Kuse and McGovern. The Compensation Committee determines compensation for the Company's executive officers and administers the Company's 1996 Plan.

     The Company may from time to time form other committees as circumstances warrant. Such committees will have authority and responsibility as delegated by the Board of Directors.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock by (i) each director of the Company; (ii) each executive officer of the Company; (iii) all directors and executive officers of the Company as a group and (iv) each person known to the Company to beneficially own more than 5.0% of the outstanding Common Stock. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power. The number of shares represents the number of shares of Common Stock the person holds as of September 15, 1997.

                                                                              PERCENT OF         PERCENT OF
                                                                              OUTSTANDING       OUTSTANDING
                NAME AND ADDRESS OF                    NUMBER OF SHARES      COMMON STOCK       COMMON STOCK
                BENEFICIAL OWNER(1)                   BENEFICIALLY OWNED   PRIOR TO OFFERING   AFTER OFFERING
                -------------------                   ------------------   -----------------   --------------
David E. Krischer(2)................................      2,837,937              23.3%               18.7%
Dan J. Berman(3)(4).................................        153,131               1.3                 1.0
Seth H. Christian(3)................................        153,094               1.3                 1.0
Terry J. Feldman(3)(5)..............................         20,205            *                   *
G. Hunter Hilliard(3)(6)............................         93,532            *                   *
Kevin R. Pfannes(3)(7)..............................         15,627            *                   *
James R. Kuse(8)....................................         19,043            *                   *
Michael McGovern(8).................................        414,591               3.4                 2.7
John W. Spiegel(8)..................................         10,075            *                   *
The Equitable Companies Incorporated(9).............      1,777,100              14.5                11.7
Provident Investment Counsel, Inc.(10)..............        646,202               5.3                 4.2
All directors and executive officers as a group
  (nine persons)....................................      3,717,235              30.4%               24.4%

---------------

   * Represents less than one percent of the outstanding Common Stock.
 (1) Unless otherwise indicated, the address of the persons named above is care of Suburban Lodges of America. Inc., 1000 Parkwood Circle, Suite 850, Atlanta, Georgia 30339.
 (2) Includes options to purchase 37,500 shares, which are currently exercisable, 117 shares held in an individual retirement account for the benefit of Mr. Krischer's spouse and 117 shares held in an individual retirement account for the benefit of Mr. Krischer's daughter.
 (3) Includes options to purchase 12,500 shares, which are currently exercisable.
 (4) Includes 100 shares held with Mr. Berman's spouse as joint tenants with the right of survivorship.
 (5) Includes 6,000 shares held by Mr. Feldman's spouse.
 (6) Includes 1,400 shares held by Mr. Hilliard's spouse.
 (7) Includes 117 shares held in an individual retirement account for Mr. Pfannes' benefit.
 (8) Includes 575 shares of restricted Common Stock and options to purchase 1,500 shares of Common Stock granted pursuant to the Directors' Plan.
 (9) The Equitable Companies Incorporated's address is 787 Seventh Avenue, New York, New York 10019. Share information is based on Schedule 13G dated February 12, 1997.
(10) Provident Investment Counsel, Inc.'s address is 300 North Lake Avenue, Pasadena, California 91101. Share information is based on Schedule 13G dated June 10, 1997.

                                  UNDERWRITING

     Montgomery Securities, Smith Barney Inc., J.C. Bradford & Co. and Legacy Securities Corp. (the "Underwriters"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                              NUMBER OF SHARES
UNDERWRITERS                                                  TO BE PURCHASED
------------                                                  ----------------
Montgomery Securities.......................................
Smith Barney Inc............................................
J.C. Bradford & Co..........................................
Legacy Securities Corp......................................
          Total.............................................     3,000,000
                                                                 =========

     The Underwriters have advised the Company that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not
more than $          per share, and the Underwriters may allow, and such dealers
may reallow, a concession of not more than $          per share to certain other
dealers. After the Offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 450,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 3,000,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or will contribute to payments the Underwriters may be required to make in respect thereof.

     Each director and officer of the Company has agreed (except for shares purchased in the public market), for a period of 90 days from the date of this Prospectus, that they will not, directly or indirectly, offer to sell, sell, contract to sell or otherwise sell or dispose of any shares of their Common Stock or options or warrants to acquire shares of Common Stock without the consent of Montgomery Securities. The Company has agreed not to sell any shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of Montgomery Securities, except that the Company may, without consent, issue shares of Common Stock upon exercise of outstanding stock options and warrants.

     The Underwriters have informed the Company that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of five percent of the number of shares of Common Stock offered hereby.

     In January 1996, Legacy Securities Corp. ("Legacy") agreed to provide investment banking consulting services to the Company in connection with the IPO and received a fee for such services in the amount of $100,000 upon the closing of the IPO. In addition, affiliates of Legacy are developing several Suburban Lodge hotels and have entered into a number of preliminary franchise agreements and development agreements with the Company. As part of the Corporate Organization, the Company acquired a Suburban Lodge hotel from the owners of Legacy Lodging LLC for an aggregate of approximately 29,400 shares of Common Stock. All of these shares were held in escrow until the Company obtained final zoning approval on the site for such hotel. As of the date of this Prospectus, Suburban and affiliates of Legacy are parties to three preliminary franchise agreements, one development agreement, and one franchise agreement with respect to one of these properties. All of these agreements are in substantially the same form as the other agreements described in this Prospectus. In addition, in April 1997 Suburban and an affiliate of Legacy terminated one preliminary franchise agreement and a related development agreement, without further liability or obligation of either party to the other. See
"Business -- Franchise, Development and Management Agreements -- Development Agreements."

     Certain persons participating in the Offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the Offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on The Nasdaq Stock Market, in the over-the-counter market, or otherwise.

     In connection with the Offering, the Underwriters may engage in passive market making transactions in the Common Stock on The Nasdaq Stock Market immediately prior to the commencement of sales in the Offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on The Nasdaq Stock Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Kilpatrick Stockton LLP, Atlanta, Georgia. The validity of the shares of Common Stock offered hereby will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

     The Company's financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the combined financial statement schedule of real estate owned and accumulated depreciation incorporated by reference in this Prospectus from the Company's Rule 424(b) prospectus dated November 20, 1996, and the financial statements of Gulf Coast Associates, Ltd. for the year ended December 31, 1995, incorporated by reference in this Prospectus from the Company's Rule 424(b) prospectus dated November 20, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial

Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in said Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Copies of such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at the Commission web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) The Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997 (as amended) and June 30, 1997;

          (c) The Company's Current Report on Form 8-K, dated March 14, 1997 (and the Amendment thereto dated April 29, 1997);

          (d) The combined schedule of real estate owned and accumulated depreciation and the financial statements of Gulf Coast Associates, Ltd. contained in the Prospectus dated November 20, 1996, filed with the Commission pursuant to Rule 424(b) under the Securities Act; and

          (e) The description of the Company's Common Stock contained in the Company's registration statement on Form 8-A filed under Section 12 of the Exchange Act, dated March 28, 1996, including any amendment or report updating such description.

     In addition, all documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained herein or in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, on the written or oral request of any such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests shall be directed to Suburban Lodges of America, Inc., 1000 Parkwood Circle, Suite 850, Atlanta, Georgia 30339, Attention: Mr. Terry Feldman (telephone number (770) 951-9511). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

                              INSIDE BACK COVER

        This page includes photos of the interior of a deluxe guest room, a standard size guest room, and a front desk and guest check-in.

======================================================

  No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, in any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    9
Use of Proceeds.......................   15
Dividend Policy.......................   15
Price Range of Common Stock...........   16
Capitalization........................   16
Selected Consolidated Historical
  Financial Data......................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   24
Management............................   34
Principal Shareholders................   36
Underwriting..........................   37
Legal Matters.........................   38
Experts...............................   38
Available Information.................   38
Incorporation of Certain Documents By
  Reference...........................   39

======================================================
======================================================
                                3,000,000 SHARES

                              [SUBURBAN LODGE LOGO]

                               SUBURBAN LODGES OF
                                 AMERICA, INC.
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                             MONTGOMERY SECURITIES

                               SMITH BARNEY INC.

                              J.C. BRADFORD & CO.

                            LEGACY SECURITIES CORP.

                                        , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the Registrant in connection with the issuance and distribution of the shares of Common Stock.

Securities and Exchange Commission, Registration Fee........  $ 27,966
NASD Filing Fee.............................................     9,729
Printing and Mailing........................................   100,000
Accounting Fees and Expenses................................    75,000
Blue Sky Fees and Expenses..................................     2,500
Counsel Fees and Expenses...................................    75,000
Miscellaneous...............................................    35,000
                                                              --------
          Total.............................................  $325,195
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The underwriting agreement provides for indemnification by the Underwriters of the Company, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Securities Act"), and affords certain rights of contribution with respect thereto.

     As provided under Georgia law, the Company's Amended and Restated Articles of Incorporation provide that a director shall not be personally liable to the Company or its shareholders for monetary damages for breach of duty of care or any other duty owed to the Company as a director, except that such provisions shall not limit the liability of a director (a) for any appropriation, in violation of his duties, of any business opportunity of the Company; (b) for acts or omissions which involve intentional misconduct or a knowing violation of law; (c) for unlawful corporate distributions or (d) for any transactions from which the director receives an improper benefit.

     Under Article V of the Company's Bylaws, the Company is required to indemnify its directors and officers to the fullest extent permitted by Georgia law. The Georgia Business Corporation Code provides that a corporation may indemnify its directors, officers and agents against judgments, fines, penalties, amounts paid in settlement and expenses, including attorneys' fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determinations concerning whether the applicable standard of conduct has been met can be made by (a) a majority of the disinterested directors; (b) a majority of a committee of disinterested directors; (c) independent legal counsel or (d) an affirmative vote of a majority of shares held by the disinterested shareholders. No indemnification may be made to or on behalf of a corporate director, officer, employee or agent (i) in connection with a proceeding by or in right of the Company in which such person was adjudged liable to the Company or (ii) in connection with any other proceeding in which said person was adjudged liable on the basis that personal benefit was improperly received by him.

     The Company has entered into Indemnity Agreements with certain of its directors and officers (the "Indemnified Parties"). Under the terms of the Indemnity Agreements, the Company is required to indemnify the Indemnified Parties against certain liabilities arising out of their service for the Company. The Indemnity Agreements require the Company (i) to indemnify each Indemnified Party to the fullest extent permitted by law; (ii) to provide coverage for each Indemnified Party under the Company's directors and officers liability insurance policy and (iii) to advance certain expenses incurred by an Indemnified Party. The Indemnity Agreements provide limitations on the Indemnified Party's rights to indemnification in certain circumstances.

     The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 16.  EXHIBITS

 EXHIBIT
   NO.                              DESCRIPTION OF EXHIBIT
---------                           ----------------------
 ****1.1     --  Form of Underwriting Agreement
    *3.1     --  Amended and Restated Articles of Incorporation of the
                 Registrant
    *3.2     --  Amended and Restated Bylaws of the Registrant
    *4.1     --  Form of Common Stock Certificate of the Registrant
  ***5.1     --  Opinion of Kilpatrick Stockton LLP
   *10.1     --  Form of Acquisition Agreement and Plan of Merger (with accompanying schedule)
   *10.2     --  Purchase and Sale Agreement by and among Suburban Holdings,
                 LP and Gulf Coast Associates, Ltd.
   *10.3     --  Purchase and Sale Agreement by and between Suburban
                 Holdings, LP and Omnicorp Resources, Inc.
   *10.4     --  Form of Agreement and Consent of Partners of each of the
                 Affiliated Entities and Third Party Sellers
   *10.5     --  Suburban Lodges of America, Inc. Stock Option and Incentive
                 Award Plan
   *10.6     --  Suburban Lodges of America, Inc. Non-Employee Directors'
                 Stock Option and Fee Plan
   *10.7     --  Form of Indemnification Agreement between Suburban Lodges of
                 America, Inc. and its directors and officers
   *10.8     --  Registration Rights Agreement among Suburban Lodges of
                 America, Inc. and Certain Shareholders
   *10.9     --  Form of Franchise Agreement
   *10.10    --  Form of Development and Design/Build Agreement
   *10.11    --  Form of Management Agreement
   *10.12    --  Management Agreement between Suburban Management, Inc. and
                 Gulf Coast Associates, Ltd.
   *10.13    --  Consulting Agreement with Legacy Securities Corp.
   *10.14    --  Acknowledgment and Agreement between Suburban Lodges of
                 America, Inc. and Young Consulting, Inc. re. Company's
                 proprietary computer software
   *10.15    --  Suburban Lodge 401(k) Savings Plan
   *10.16    --  Credit Agreement by and among Suburban Lodges of America,
                 Inc., the Guarantors identified therein, the Banks
                 identified therein and PNC Bank, Kentucky, Inc.
   *10.17    --  Sublease between Suburban Lodges of America, Inc. and Omni
                 Insurance Company
  **10.18    --  Purchase and Sale Agreement among the Registrant, Burson and
                 Simpson Lodge Development, Inc. and the parties named
                 therein.
  **10.19    --  Registration Rights Agreement among the Registrant and
                 Certain Shareholders
****10.20    --  Office Lease between the Registrant and Massachusetts Mutual
                 Life Insurance Company
   *21.1     --  Subsidiaries of the Registrant
 ***23.1     --  Consent of Kilpatrick Stockton LLP (see Exhibit 5.1)
 ***23.2     --  Consent of Deloitte & Touche, L.L.P.
 ***24.1     --  Powers of Attorney (see Signature Page)

---------------

   * Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-2876) under the Securities Act, filed on May 23, 1996.
  ** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on March 14, 1997, as amended.
 *** Filed herewith.
**** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on the 17th day of September, 1997.

                                          SUBURBAN LODGES OF AMERICA, INC.

                                          By:     /s/ DAVID E. KRISCHER
                                            ------------------------------------
                                                     David E. Krischer
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints David E. Krischer and Dan J. Berman and either of them, his true and lawful attorneys-in-fact with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof, including without limitation the taking of any and all actions in connection with the filing of any registration statement registering additional shares pursuant to
Section 462 of the Securities Act.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 17th day of September, 1997, in the capacities indicated.

                      SIGNATURE                                             POSITION
                      ---------                                             --------

                /s/ DAVID E. KRISCHER                    Chairman of the Board, Chief Executive
-----------------------------------------------------      Officer, President and Director (Principal
                  David E. Krischer                        Executive Officer)

                  /s/ DAN J. BERMAN                      Vice President -- Franchising and Director
-----------------------------------------------------
                    Dan J. Berman

                /s/ TERRY J. FELDMAN                     Vice President and Chief Financial Officer
-----------------------------------------------------      (Principal Financial and Accounting Officer)
                  Terry J. Feldman

                  /s/ JAMES R. KUSE                      Director
-----------------------------------------------------
                    James R. Kuse

                /s/ MICHAEL MCGOVERN                     Director
-----------------------------------------------------
                  Michael McGovern

                 /s/ JOHN W. SPIEGEL                     Director
-----------------------------------------------------
                   John W. Spiegel

                               INDEX TO EXHIBITS

 EXHIBIT
   NO.                              DESCRIPTION OF EXHIBIT
---------                           ----------------------
 ****1.1     --  Form of Underwriting Agreement
    *3.1     --  Amended and Restated Articles of Incorporation of the
                 Registrant
    *3.2     --  Amended and Restated Bylaws of the Registrant
    *4.1     --  Form of Common Stock Certificate of the Registrant
  ***5.1     --  Opinion of Kilpatrick Stockton LLP
   *10.1     --  Form of Acquisition Agreement and Plan of Merger (with accompanying schedule)
   *10.2     --  Purchase and Sale Agreement by and among Suburban Holdings,
                 LP and Gulf Coast Associates, Ltd.
   *10.3     --  Purchase and Sale Agreement by and between Suburban
                 Holdings, LP and Omnicorp Resources, Inc.
   *10.4     --  Form of Agreement and Consent of Partners of each of the
                 Affiliated Entities and Third Party Sellers
   *10.5     --  Suburban Lodges of America, Inc. Stock Option and Incentive
                 Award Plan
   *10.6     --  Suburban Lodges of America, Inc. Non-Employee Directors'
                 Stock Option and Fee Plan
   *10.7     --  Form of Indemnification Agreement between Suburban Lodges of
                 America, Inc. and its directors and officers
   *10.8     --  Registration Rights Agreement among Suburban Lodges of
                 America, Inc. and Certain Shareholders
   *10.9     --  Form of Franchise Agreement
   *10.10    --  Form of Development and Design/Build Agreement
   *10.11    --  Form of Management Agreement
   *10.12    --  Management Agreement between Suburban Management, Inc. and
                 Gulf Coast Associates, Ltd.
   *10.13    --  Consulting Agreement with Legacy Securities Corp.
   *10.14    --  Acknowledgment and Agreement between Suburban Lodges of
                 America, Inc. and Young Consulting, Inc. re. Company's
                 proprietary computer software
   *10.15    --  Suburban Lodge 401(k) Savings Plan
   *10.16    --  Credit Agreement by and among Suburban Lodges of America,
                 Inc., the Guarantors identified therein, the Banks
                 identified therein and PNC Bank, Kentucky, Inc.
   *10.17    --  Sublease between Suburban Lodges of America, Inc. and Omni
                 Insurance Company
  **10.18    --  Purchase and Sale Agreement among Registrant, Burson and
                 Simpson Lodge Development, Inc. and the parties named
                 therein
  **10.19    --  Registration Rights Agreement among the Registrant and
                 Certain Shareholders
****10.20    --  Office Lease between the Registrant and Massachusetts Mutual
                 Life Insurance Company
   *21.1     --  Subsidiaries of the Registrant
 ***23.1     --  Consent of Kilpatrick Stockton LLP (see Exhibit 5.1)
 ***23.2     --  Consent of Deloitte & Touche, L.L.P.
 ***24.1     --  Powers of Attorney (see Signature Page)


---------------

   * Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-2876) under the Securities Act, filed on May 23, 1996.
  ** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on March 14, 1997, as amended.
 *** Filed herewith.
**** To be filed by amendment.